Form 20-F
period 2002-12-31
TRENCH ELECTRIC BV
filed 2003-03-26
CIK 1055575

TRENCH ELECTRIC B.V.

FORM 20-F Equivalent
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.

OR

☐	Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2002

OR

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the transition period from                      to

Commission file number 333-8334-02

Trench Electric B.V.
(Exact Name of Registrant as Specified in Its Charter)

The Netherlands
(Jurisdiction of Incorporation or Organization)

Strawinskylaan 3105, 1077ZX, Amsterdam, The Netherlands
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	On Which Registered

None	—

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None (Title of Class)

Securities in respect of which this annual report is furnished:

Trench Electric SA/Trench Inc. 10 1/4% Senior Subordinated Notes due 2007
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

40,000 Common Shares, 1 Dutch Guilder (0.45 €) par value per share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes          No     X

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     X     Item 18

* This Form 20-F Equivalent is furnished pursuant to an indenture agreement.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

TABLE OF CONTENTS

Presentation of Financial and Other Information				4
PART I
	Item 1		Identity of Directors, Senior Management and Advisers	4
	Item 2		Offer Statistics and Expected Timetable	4
	Item 3		Key Information	5
		A.	Selected financial data	5
		B.	Capitalization and indebtedness	6
		C.	Reasons for the offer and use of proceeds	6
		D.	Risk Factors	6
	Item 4		Information on the Company	9
		A.	History and development of the Company	9
		B.	Business overview	11
		C.	Organizational structure	17
		D.	Property, plant and equipment	18
	Item 5		Operating and Financial Review and Prospects	19
		A.	Operating results	19
		B.	Liquidity and capital resources	23
		C.	Research and development, patents and licenses, etc	24
		D.	Trend information	24
		E.	Critical Accounting Policies	24
	Item 6		Directors, Senior Management and Employees	27
		A.	Directors and Senior Management	27
		B.	Compensation	28
		C.	Board practices	28
		D.	Employees	29
		E.	Share ownership	29
	Item 7		Major Shareholders and Related Party Transactions	30
		A.	Major shareholders	30
		B.	Related party transactions	30
		C.	Interests of experts and counsel	31
	Item 8		Financial Information	32
		A.	Consolidated Statements and Other Financial Information	32
		B.	Significant Changes	32
	Item 9		The Offer and Listing	32
		A.	Offer and listing details	32
		B.	Plan of distribution	33
		C.	Markets	33
		D.	Selling shareholders	33
		E.	Dilution	33
		F.	Expenses of the issue	33
	Item 10		Additional Information	34
		A.	Share capital	34
		B.	Memorandum and articles of association	34
		C.	Material contracts	35
		D.	Exchange controls	35
		E.	Taxation	36
		F.	Dividends and Paying Agents	36
		G.	Statement by Experts	36
		H.	Documents on display	37
		I.	Subsidiary Information	37

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

PRESENTATION OF FINANCIAL INFORMATION

In this Form 20-F Equivalent, unless the context otherwise requires, we have used “Group”, “Trench”, “We” or “Our” to mean Trench Electric B.V. (“Trench Electric”) together with its direct or indirect subsidiaries and their predecessor companies. “Company” refers to the stand-alone Trench Electric B.V.

Unless otherwise indicated, we have prepared all historical financial statements included in this Form 20-F Equivalent in accordance with U.S. generally accepted accounting principles and these are set forth in U.S. dollars.

Note: THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS AS ENCOURAGED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALL STATEMENTS CONTAINED IN THIS DOCUMENT, OTHER THAN HISTORICAL INFORMATION, ARE FORWARD-LOOKING STATEMENTS. IN ADDITION, WE OR OUR REPRESENTATIVES MAY FROM TIME TO TIME MAKE ORAL OR WRITTEN STATEMENTS, WHICH SHOULD ALSO BE CONSIDERED “FORWARD-LOOKING STATEMENTS.” THESE STATEMENTS REPRESENT MANAGEMENT’S CURRENT EXPECTATION AND BELIEFS CONCERNING FUTURE EVENTS IMPACTING US AND THEREFORE INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. MANAGEMENT ACKNOWLEDGES THAT “FORWARD-LOOKING STATEMENTS” ARE NOT GUARANTEES AND THAT ACTUAL RESULTS COULD BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED. A VARIETY OF FACTORS COULD CAUSE BUSINESS CONDITIONS AND OUR RESULTS TO DIFFER MATERIALLY FROM THOSE EXPECTED BY US OR EXPRESSED IN OUR “FORWARD-LOOKING STATEMENTS”. THESE FACTORS INCLUDE WITHOUT LIMITATION, CHANGES IN MARKET PRICE OR MARKET DEMAND; CHANGES IN RAW MATERIAL COSTS OR AVAILABILITY; LOSS OF BUSINESS FROM CUSTOMERS; UNANTICIPATED EXPENSES; CHANGES IN FINANCIAL MARKETS; FOREIGN CURRENCY CHANGES; POTENTIAL EQUIPMENT MALFUNCTIONS AND THE OTHER FACTORS DISCUSSED IN OUR FORM 20-F EQUIVALENT.

WHILE WE PERIODICALLY REASSESS MATERIAL TRENDS AND UNCERTAINTIES AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION IN CONNECTION WITH THE PREPARATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS, FINANCIAL PROSPECTS AND FINANCIAL CONDITION AND CERTAIN OTHER SECTIONS CONTAINED IN OUR QUARTERLY, ANNUAL OR OTHER REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WE DO NOT INTEND TO REVIEW OR REVISE ANY PARTICULAR “FORWARD-LOOKING STATEMENT” IN THE LIGHT OF FUTURE EVENTS.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable — Annual Report on Form 20-F Equivalent

Item 2. Offer Statistics and Expected Timetable

Not applicable — Annual Report on Form 20-F Equivalent

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Item 3. Key Information:

A.     Selected Financial Data:

The financial data as set forth below at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 have been derived from our consolidated financial statements included in Item 17 of this Form 20-F Equivalent. Financial data at December 31, 1998, 1999 and 2000 and for each of the years in the two-year period ended December 31, 1999 have been derived from Trench’s previously published audited consolidated financial statements not included in this document.

The financial data at December 31, 2002 and 2001 and for each of the three years in the three-year period ended December 31, 2002 should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.

	Years Ended

	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2002	2001	2000	1999	1998

	(in millions of U.S. dollars, unless stated otherwise)
Statements of Operations Data:
Sales	$255.9	$224.3	$200.8	$211.7	$240.8
Cost of sales	178.2	160.8	141.2	146.9	167.8

Gross profit	77.7	63.5	59.6	64.8	73.0
Contract termination	—	—	0.6	—	—
Selling, general and administrative expenses (1)	45.1	46.4	44.4	42.9	49.5
Restructuring provision	—	—	—	1.6	—
Gain on sale of assets	(0.7)	—	—	(1.8)	—

Operating income (2)	33.3	17.1	14.6	22.1	23.5
Foreign exchange losses (gains) (3)	(2.3)	9.1	7.7	2.4	0.7
Gain on extinguishment of debt	—	—	(2.2)	—	—
Interest expense and other (4)	19.6	19.9	23.7	21.2	21.8

Income (loss) before income taxes and minority interest	16.0	(11.9)	(14.6)	(1.5)	1.0
Provision for income taxes	6.8	2.1	3.0	0.8	3.0

Net income (loss) before minority interest	9.2	(14.0)	(17.6)	(2.3)	(2.0)
Minority interest	2.8	1.2	0.3	—	—

Net income (loss)	$6.4	$(15.2)	$(17.9)	$(2.3)	$(2.0)

Balance Sheet Data (End of Period):
Total assets	$345.7	$317.0	$328.6	$307.2	$381.1
Total debt	185.1	192.3	194.3	181.6	233.8
Share capital (in thousands of U.S. dollars)	20.0	20.0	20.0	20.0	20.0
Shareholders equity	41.8	23.4	39.1	61.0	76.7
Other Financial Data:
Depreciation and goodwill amortization	7.0	10.4	12.1	9.1	9.8
Capital expenditures	5.2	7.7	3.7	3.7	3.6
Number of common shares outstanding (in thousands)	40.0	40.0	40.0	40.0	40.0
Basic and diluted earnings (loss) per common share (in U.S. dollars)	162.05	(380.68)	(447.95)	(56.63)	(51.13)
Cash flows provided by (used in):
Operating activities	13.8	2.8	8.4	6.4	15.9
Investing activities	(0.3)	(9.5)	(11.6)	19.2	(2.2)
Financing activities	(10.4)	(2.1)	6.4	(47.9)	6.2

(1)	Starting in 2002, under FAS 142 “Goodwill and Other Intangible Assets,” we are no longer required nor permitted to record goodwill amortization. Goodwill now has an indefinite useful life and will not be amortized but rather will be tested at least annually for impairment. Accordingly, we did not incur goodwill amortization expense this year, whereas, in 2001, we incurred goodwill amortization expense of $3.5 million, which is included in selling, administrative and general expense. The other information provided on goodwill amortization is intended to enable the user to understand the effect of this accounting change on net income from 2001 to 2002. Please refer to the accompanying Item 17, notes 2 and 6 for more information.

(2)	Operating income for the year ended December 31, 2002 includes $0.1 million (2001 — $4.2 million) in costs associated with inventory provisions, fixed asset impairments and other restructuring costs relating to Trench Switzerland.

(3)	Foreign exchange gains/losses include a gain of $5.8 million (2001 — loss of $8.9 million, 2000 — loss of $6.9 million) relating to the 10 1/4 Senior Notes due 2007,

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

being the year to year revaluation of the debt using exchange rates as of December 31, 2000 and 2001 and December 31, 2002. There is no immediate cash benefit as a result of this gain.

(4)	Interest expense includes amortization of deferred financing costs and writeoffs of deferred financing costs associated with our outstanding senior subordinated notes and the senior facilities agreement.

B.     Capitalization and indebtedness.

Not applicable — Annual Report on Form 20-F Equivalent

C.     Reasons for the offer and use of proceeds.

Not applicable — Annual Report on Form 20-F Equivalent

D.     Risk Factors

Substantial Leverage

We have incurred significant indebtedness. In addition, we may incur additional indebtedness in the future, subject to limitations imposed by existing indebtedness.

In 1997, we issued 10 1/4 percent Senior Notes due 2007 (the “Notes”) in the aggregate amount of $160,000,000, which are listed on the Luxembourg Stock Exchange. The Notes will mature on December 15, 2007. In connection with the issuance of the Notes, we entered into a certain Indenture (“Indenture”) that places certain limitations on our operations. The Indenture outlines certain limitations that restrict our ability to, including without limitation, assume indebtedness, make payments of certain types, grant liens, enter into certain types of transactions with subsidiaries, sell assets, enter into mergers or consolidations, issue preferred and capital stock, and enter into sale/leaseback transactions. These covenants may restrict our ability to enter into future transactions as easily as other entities because of these limitations.

Our ability to improve our operating performance and financial results depends upon economic, financial, competitive and other factors beyond our control, including fluctuations in interest rates and general economic conditions. There can be no assurance that we will generate sufficient cash flow from our operations in the future to service our debt, to make necessary capital expenditures and initiate acquisitions.

We incurred significant indebtedness in connection with the 1997 acquisition of the shares of five companies representing the Trench group, all wholly owned subsidiaries of BBA Group plc and have consolidated indebtedness that is substantial in relation to our shareholder’s equity. As at December 31, 2002, our consolidated total debt and shareholder’s equity were $185.1 million and $41.8 million, respectively. The consolidated debt net of cash was $169.7 million at December 31, 2002. At December 31, 2002, $27.7 million, excluding letters of credit and bank guarantees, was available to us for borrowings under a revolving credit facility governed by the Facilities Agreement dated April 18, 2000 (“Facilities Agreement”) with our Senior Lenders, arranged by CIBC World Markets Plc, providing for Term Loan Facilities and Revolving Credit Facilities. Of the $27.7 million available, $6.3 million is restricted, and we would require the consent of the Senior Lenders to access this portion (2001 — $7.2 million). If CIBC letters of credit and bank guarantees are factored in, the net available revolving credit facility was $7.5 million compared to $2.0 million in 2001. There are other guarantees in another subsidiary that do not affect the available revolving credit facility. The change in the net available revolving credit facility year over year is mainly due to cash generated from operations during 2002. Any borrowings under the Revolving Credit Facility are guaranteed by the Group and other subsidiary guarantors. In addition, we may incur additional indebtedness in the future, subject to limitations imposed by the Facilities Agreement and the Indenture. Please refer to Item 17, Note 22 for more information.

There can be no assurance that Trench will generate sufficient cash flow from our operations in the future to service our debt and to allow us to make necessary capital expenditures. If we are unable to generate sufficient cash flow in the future we may be required to refinance all or a portion of our existing debt, including the Notes, to sell assets or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any such sales of assets or additional financing could be achieved. For additional information, see Item 5.B. — Liquidity and capital resources and Item 17, note 8.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Debt Service

Our high level of debt will have several important effects on future operations, including the following: (a) we will have significant cash requirements to service debt, reducing funds available for operations and future business opportunities and increasing the vulnerability of Trench to adverse general economic and industry conditions; (b) we may be restricted in the future from obtaining additional financing, whether for acquisitions, working capital or other purposes; (c) we will be required to comply with certain financial covenants and other restrictions contained in the Facilities Agreement and the Indenture, certain of which become more restrictive with the passage of time or the achievement of certain targets; and (d) due to the fact that borrowings under the Facilities Agreement bear interest at floating rates, increases in interest rates under the Facilities Agreement will reduce amounts available for acquisitions, working capital, capital expenditures and general corporate purposes. For additional information, see Item 5.B. — Liquidity and capital resources.

Restrictions Imposed by the Facilities Agreement and the Indenture

The Facilities Agreement requires Trench Electric Holding BV (the “Parent”) and the Group to maintain specified financial ratios and tests, among other obligations, including a minimum interest coverage ratio, a minimum fixed charge coverage ratio and a maximum leverage ratio. In addition, the Facilities Agreement restricts, among other things, our ability to incur additional indebtedness, make certain payments or dividends, merge, consolidate or make acquisitions. A failure to comply with the restrictions contained in the Facilities Agreement could lead to an event of default which would result in the acceleration of such indebtedness. Such an acceleration would constitute an event of default under the Indenture relating to our Notes. In addition, the Indenture restricts, among other things, the incurrence of additional indebtedness by subsidiaries of the Company (“Subsidiaries”), the payment of dividends and other restricted payments by Subsidiaries, transactions with affiliates, the sale or issuance of Subsidiaries’ capital stock and preferred stock, the creation of restrictions on distributions from Subsidiaries, asset sales, other senior subordinated indebtedness, the incurrence of liens and sale/leaseback transactions, and mergers, consolidations or sales of assets and other matters customarily restricted in such agreements. A failure to comply with the restrictions in the Indenture could result in an event of default under the Indenture.

Risk of Growth Strategy

A significant component of our business strategy is the growth of our product and customer base through the acquisition of companies in similar lines of business. Although the Group believes that opportunities currently exist for such acquisitions, there can be no assurance that we will be able to successfully exploit any such opportunities (due to, among other things, an inability to obtain sufficient financing) or that such opportunities will be available in the future. In order to capitalize on any such acquisition opportunities, we may need to obtain additional capital. To raise such capital, we may elect to undertake additional debt financing, which would result in additional leverage. The issuance of additional debt securities or borrowings are restricted by the terms of the Indenture and the Facilities Agreement. Also, growth through acquisition, as well as internal expansion, will place demands on our management, employees, operations and physical and financial resources.

Exchange Rate Fluctuations

Our operations are conducted by operating subsidiaries in many countries, and accordingly our results of operations are subject to currency translation risk and currency transaction risk. With respect to currency translation risk, the financial condition and results of operations of each of these entities is reported in the relevant local currency and then translated into U.S. dollars at the applicable currency exchange rate for inclusion in the financial statements. Fluctuations in the U.S. dollar against certain currencies, particularly the Euro, the Brasilian real, the Canadian dollar, the Chinese renminbi, the Swiss franc and the British pound could have a positive or negative impact on our reported sales and operating income.

Significant changes in the value of the U.S. dollar relative to other currencies in which we conduct our operations could also have an adverse effect on our ability to meet interest and principal payments on debt in U.S. dollar denominations, including the Notes. Because our indebtedness may be denominated in different currencies, changes in the values of such currencies relative to other currencies in which we conduct our operations could have an adverse effect on our ability to meet principal and interest obligations on such indebtedness.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

In addition to currency translation risks, we incur currency transaction risk whenever one of our Subsidiaries enters into either a purchase or a sales transaction using a different currency than its functional currency, which is generally the local currency of the operating company. Currency transaction risk is reduced by matching sales revenues and manufacturing costs in the same currency. Given the volatility of exchange rates, there can be no assurance that we will be able to effectively manage our currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations.

Dependence on Key Customers

A substantial portion of our business relationships are informal and certain of our contractual arrangements may be terminated at will. Although we believe that our business relationships with our major customers are currently mutually satisfactory, there can be no assurance that sales to our major customers will continue at the same level of volume or pricing or that one or more major customers will not terminate or seek to materially alter the terms of their relationship with us. There can be no assurance that any of our major customers will not shift their sourcing to other suppliers, develop in-house manufacturing capabilities for our products or take other actions which could adversely affect us. The loss of any of our major customers or a substantial decrease in any of such customer’s purchases from us, or a material deterioration in our ability to obtain orders, could have a material adverse effect on our financial condition and results of operations.

Several of our customers, including many of our largest customers, have strict manufacturing and quality standards (some of which are imposed by government regulation) with which we must comply. In many cases, our compliance with such standards must be demonstrated prior to supplying the product. Failure by us to maintain compliance or to obtain approvals for new products could result in a material loss of sales to such customers. Such opportunities would be lost by any failure to maintain product approvals. The occurrence of any of the foregoing events could have a material adverse effect on our financial condition and results of operations.

Competition

The market for high voltage transmission products in which Trench operates is relatively fragmented in terms of both geographical location and product line. Segments of the power transmission equipment industry are subject to intense competition, on a price, quality and customer service basis. We face competition from other manufacturers, many of which are diversified manufacturing companies that have significantly greater financial and other resources than ourselves. We continually experience price pressures from competitors in certain product lines and geographic markets. As a result, our ability to increase prices in certain product lines is limited.

Dependence on Certain Raw Materials

Aluminium, copper, insulating paper, oils, gases, resin, porcelain and silicone are each key raw materials for our products. Because changes in the prices of such raw materials may be passed through to our customers, increases or decreases in such prices generally cause corresponding increases and decreases in reported net sales, causing fluctuations in reported revenues that are unrelated to the level of business activity. However, if we are unable to pass through such changes in raw material prices to our customers in the future, we could be materially adversely affected. Any major dislocation in the supply and/or price of such raw materials could have a material adverse effect on our business and financial condition.

Dependence on Key Personnel

We are dependent on the continued services of our senior management team and certain key engineers. Although we believe that we could replace key employees in an orderly fashion should the need arise, the loss of such key personnel could have a material adverse effect on Trench. We do not have key man insurance to insure against the loss of key personnel.

Electric Utility Deregulation

Government deregulation of the electric utility industry in North America and Europe, and to a lesser extent in Southeast Asia, Latin America, Australia and New Zealand, has impacted current and potential customers in such markets to limit their long-term capital expenditures on power transmission products. Until the impact of deregulation becomes more apparent, electric utilities and Independent Power Producers

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

are reluctant to commit resources for capital expenditures because they are uncertain as to which aspects of the transmission and distribution processes they will ultimately be able to own or manage. While management believes that capital expenditures on power transmission products will increase once the effects of deregulation in such regions become apparent, it remains unclear how the market for such products will be affected as such deregulation progresses.

Operating Performance

Our ability to improve our operating performance and financial results depends upon financial, competitive and other factors beyond our control, fluctuations in foreign currency vis-à-vis the U.S. dollar, interest rates, material costs and general economic conditions. For additional information, please see Item 4.B. — Business Overview.

Environmental, Health and Safety Matters

Our facilities, like similar manufacturing facilities, are subject to a range of federal, state, local and foreign environmental and occupational health and safety laws including those laws relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous waste, and the remediation of contamination associated with the current and historic use of hazardous substances or materials. If a release of hazardous substances or materials occurs on or from our properties or any offsite disposal location used by Trench, or if contamination from prior activities is discovered at any of our properties, we may be held liable for the costs of remediation (including any response costs), natural resource damages and associated transaction costs. While the amount of such liability could be material, we devote resources to ensure that our current operations are conducted in a manner that reduces such risks.

We believe that we are currently in compliance with, and not subject to liability under, any environmental laws, except where such non-compliance or liability would not reasonably be expected to have a material adverse effect on our consolidated financial position, results of operations or liquidity.

Item 4. Information on the Company:

A.     History and development of the company

Corporate Information:
Name:	Trench Electric B.V.
Date Incorporated:	December 3, 1997 formally approved. Process began September 6, 1997.
Country of Incorporation:	The Netherlands
Address of registered office:	Strawinskylaan 3105, 1077ZX Amsterdam, The Netherlands. Telephone number + 31 2040 64400.
Key investor contact:	Michael Bissell, Southfield, York Place, Station Parade, Harrogate, England, HG1 1HL Telephone number + 44 1423 531000.

History

In 1962, Anthony Trench founded Trench Electric (Canada) in Toronto to manufacture an innovative high voltage coil product (the air-core reactor) used to smooth current fluctuations in high voltage systems. Since then, we have expanded our business to include a variety of other high voltage transmission products.

Beginning in the 1980s, our principal competitors began to consolidate, with many smaller competitors exiting the market and several large, diversified companies selling or outsourcing their high voltage equipment businesses — in many cases to Trench. As a result, we have continued to build our presence in the market for high voltage equipment with the following strategic add-on acquisitions and divestitures listed below:

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Date	Acquisition	Location	Strategic Benefits

1990	Spezielektra GmbH	Austria	Established a European manufacturing base for coil products.

1990	The reactor equipment unit of ABB, USA	Assets purchased and transferred to Canada	Consolidated our position as the only major producer of air-core reactors in North America.

1991	The line trap equipment unit of ABB, USA	Assets purchased and transferred to Canada	Consolidated our position as the only major producer of line traps in North America.

1993	Haefely Holdings AG	Switzerland and France	Established our position as the largest independent producer of instrument transformers in the world & as a global leader in high voltage test equipment.

1993	Messwandlerbau GmbH	Bamberg Germany	Established Trench as a world leader in explosion-proof gas- insulated instrument transformers.

1996	Instrument transformer business of Square D Company, a subsidiary of Groupe Schneider	Assets purchased and transferred to Canada	Enhanced our market position and broadened its range of metering instrument transformers in North America.

1999	Power Line Carrier (PLC) business from GE	Assets purchased and transferred to Canada	Enhanced our market position and broadened its range of communications products.

2000	Bushing Division of VA Tech Reyrolle, a subsidiary of VA Tech Elin	Hebburn, England	Enhanced our market position and broadened our range of bushing products.

2000	Coil business	Belo Horizonte, Brasil — New Manufacturing Facility	Enhanced our market position in South America.

2000	Instrument transformer business	Shanghai, China	Increased ownership to 65%
from 40% and broadened our
range of instrument
transformer products in China
as well as start up of bushing
manufacturing. As a result of
this SITW ownership was
reduced from 60% to 35%.

2001	Bushing business	Fushun, China	50.4% joint venture ownership of bushings manufacturer. Enhanced our market position in China.

2002	Bushing business	Fushun, China	Increased ownership to 65% with SITW taking 33% and leaving 2% to the original joint venture partner (FEPW).

2002	Coil business	Shanghai, China	Expanded the scope and size of the current joint venture to add Coil technology to Trench’s Shanghai operations.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

In July 1999, we announced the completion of the sale of the test equipment business in Switzerland and the USA to Hubbell Incorporated. The sale of the test business allowed us to concentrate on our core business areas of coil products and transmission products.

Our capital expenditures for the years ending December 31, 2002, 2001 and 2000 were $5.2 million, $7.7 million and $3.7 million, respectively. For details on acquisitions in 2002, please refer to Item 10.C., “Material Contracts.”

Purchase of property, plant and equipment

(in thousands of U.S. dollars)	2002	2001	2000

American operations	$1,429	$867	$1,603
European operations	2,098	3,520	2,041
International operations	1,663	3,338	72

	$5,190	$7,725	$3,716

B.     Business Overview

Trench is an industry leader in the design and production of electrical equipment for high current/high voltage substation environments, for outdoor use under severe environmental and climatic conditions, for improving power quality, and for the measurement of electrical properties and characteristics. Trench’s highly integrated manufacturing capability allows us to respond quickly and efficiently to the demand for the custom products that form a significant part of our sales.

Throughout the world, the demand for high voltage transmission and distribution products is growing — spurred by deregulation, privatization and power industry restructuring. Trench has built a diversified presence in the industry with various strategic acquisitions over the past several years (refer to Item 4A above-History and Development of the Company). Today, we serve our customers from our plants in Austria, Brasil, Canada, China, England, France, Germany and Switzerland.

Trench hopes to continue its strategy for growth with particular emphasis on expanding international markets. We will also focus on developing and marketing an extended range of technologically advanced, specialized electrical products for the utility and industrial markets worldwide.

In an era of deregulation, the global utility and industrial markets are becoming much more active and accessible. Our manufacturing presence in eight countries on four continents is one of our main competitive strengths. The rapid evolution from markets proscribed by political borders to an open, global marketplace, brings with it a much wider range of opportunities.

Trench operates in one market segment, Transmission and Distribution. Our sales by year and by geographical area are as follows:

Main Category of Activity

(dollars in millions):	2002	2001	2000

Transmission and Distribution	$255.9	$224.3	$200.8

Sales by Customer Location

(dollars in millions):	2002	2001	2000

Americas	$94.7	$92.6	$88.1
Europe	88.0	86.1	79.7
Asia	61.1	38.9	23.4
Other	12.1	6.7	9.6

Total Sales by Customer location	$255.9	$224.3	$200.8

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Markets and Review of Business Performance

Corporate Strategy and Market Trends

As the world’s utility companies continue to undergo different degrees of transformation in the wake of deregulation and market liberalization, we will continue to pursue our vision of being “the leading supplier of specialist products and services to the global power industry.” We now have operations in both North America and Europe that are capable of producing all of our main products, and we hope to continue to build or acquire facilities in those geographic areas that reflect both low costs of manufacture and a high indigenous market potential. We are currently focused on China and South America in this regard. We have now initiated the construction of a new facility in Shanghai to expand our current business to include Coil manufacturing. This will essentially complete the transfer of our core know-how to China.

We have market-leading positions in high voltage instrument transformers, bushings and a number of coil-based products. We continue to seek expansion of our product offerings to the utility companies and the prime turnkey contractors, and to this end we hope to continue to build on our communications products.

American Operations

North American Operations

The Trench facilities based in Canada include specialist factories producing instrument transformers, bushings, coil products as well as communication equipment for electric utility applications.

Our operations enjoyed another successful year, with year over year volume remaining relatively flat. The overall order book also remained the same however the mix of business has changed somewhat. The overall strong demand for high accuracy instrument transformers as well as bushings began to drop mid-way through the year as a result of the developing uncertainties surrounding deregulation and the Independent Power Producers markets in the United States.

The coil business showed signs of recovery offsetting the above market weakness. Our management believes this will be the trend for the next 12 to 18 months until market conditions stabilize.

The Utility Communication market experienced another strong year and the Power Line Carrier product line acquired from GE in 1999 continues to be our main offering. In addition, Trench introduced a new check back system with on-line diagnostics which is being well received. We will continue to invest in this area in 2003 and expect to introduce a new generation of transmitter by the year end.

For some time now our management has been reviewing the business of Power Quality which includes the Adaptive Var Compensator. For a variety of market reasons we decided to exit this product line and concluded the sale of this know-how in 2002.

Brasil

The Trench Brasil coil facility located in Belo Horizonte showed improvement in 2002 with increased sales and a small profit. The establishment of Trench Brasil has had a positive impact on our ability to do business in a market that is otherwise difficult to access.

The Brasilian market is in a period of uncertainty due to economic issues in the region as well as the political situation in Brasil. The latter seems to be stabilizing and the demand for our type of product is expected to be very strong through the mid to latter part of the decade. We have recently pioneered new applications in Brasil for coils and our management feels confident in the creation of this new market over the long term.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

European Operations

We have transmission product facilities in Switzerland, France, Germany and England and a coil facility in Austria. Towards the end of 1999, we started to integrate the French and Swiss operations into a single management unit in order to bring the overhead of the units more in line with expected sales volume. The combined business is referred to as Trench Suisse-France (“TSF”). We decided early in 2001 that the Group should close all main production operations on the Swiss site. This process is now complete. The Swiss site continues to be our main centre of engineering for instrument transformers and will also be the base for R&D activities in new designs and measurement technologies, in addition to the production of specialized measurement transformers. In order to further reduce costs at TSF a restructuring was announced on January 13, 2003, which will reduce our administrative headcount by 34 and reduce the number of temporary jobs in the production area.

The Western European market continued to be sluggish throughout 2002. The strong demand from North America in 2001 through mid 2002 provided opportunities that enabled Trench Germany and Trench UK to increase sales year over year. The re-structured TSF had improved operating results in spite of a lower turnover. Trench Austria enjoyed another good year with a growth in sales resulting from strong demand in new European markets for our specialized coil product line.

Our entering order book for 2003 is down somewhat from 2002 in transmission products resulting from the drop off in new orders from North America. As in Canada, however, the coil order book has improved due to continued demand in Europe for specialty coils as well as global demand for High Voltage DC & AC projects.

Many Eastern European countries are now in the process of modernizing their electrical grids and we expect this increasing demand to continue throughout 2003.

International Operations

China

Trench Shanghai completed its first full year of production in its new facility. The demand for transmission and distribution products in China continues to show strong growth of 7 to 10% per annum. Trench Shanghai, with its newly introduced products, experienced greater than 35% year over year overall growth in sales. In late 2002, Trench (65%) and SITW (Shanghai Instrument Transformers Works — 35%) agreed to further expand the Trench operation in Shanghai through the introduction of coil technology. A new production facility for the coil business will be constructed adjacent to the Transmission facility and we expect this to be completed and in production by the end of 2003.

The technology transfer transaction will result in Trench receiving approximately $10 million in proceeds. We received $5 million of the proceeds in late 2002 and the balance will be received over the next four years. The income arising from the sale of technology is recognized over 10 years in the Group accounts as required by U.S. GAAP.

In late 2002 we further increased our ownership of the Fushun Reyrolle Bushing Co. in North East China from 50.4% to 65% for a consideration of $0.8 million.

In addition, SITW acquired 33% of the shares of the Fushun Reyrolle Bushing Co. leaving the original partner with the remaining 2%. Fushun is a specialized manufacturer of bushings with some overlap in product with Trench Shanghai. This ownership change has allowed a common Board structure and an integration of the business management of the businesses in Shanghai and Fushun. The Fushun company has been re-named and approval has been received to change the name to the Trench Fushun Bushing Co. Ltd.

In 2002, the first full year of Trench ownership, the Fushun company generated good operating results with increased sales.

The outlook for China remains strong and our management feels it has a solid position, with a state-of-the-art facility in Shanghai and a capable management team able to capitalize on the opportunity.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Outlook

The 2003 business outlook is rather mixed. We expect the North American demand for Instrument Transformers and Bushings to remain soft. Fortunately, even in North America, the demand for Coil products is increasing as more utilities are trying to increase the power handling capabilities of the existing transmission grid. This is evident in the demand for high voltage AC coils as well as upgrades in the major DC interconnections.

The uncertainties of deregulation along with the reduction of the Independent Power Producers (IPP) market will continue throughout 2003 and increased capital spending in North America is not expected before 2004. Mexico enters a new phase of integration into NAFTA (North American Free Trade Agreement) in 2003 and demand for transmission construction remains strong combined with greater market access. Parts of South America are expected to be active in 2003; however, a number of the larger projects in Brasil are not expected to materialize until 2004.

Parts of Western Europe are experiencing increased demand for specialty coils which we expect to continue throughout 2003. In addition, German demand for Instrument Transformers is also showing an increase. The real opportunities for Instrument Transformers in Europe are in the former Union of Soviet Socialist Republics as the Western fringe companies upgrade their electrical grids. Although much of this demand is for oil insulated equipment as produced in France and Canada, it is also expected there will be opportunities for the newer gas products manufactured in Germany. We expect that this demand will help offset the drop in North America.

Due to the overall dependence of transformer manufacturers on the North American market, we expect 2003 to result in somewhat lower Bushing sales from the European facilities in France and England as well as Canada. Our Canadian business has increased its capabilities in Bushing design and production and demand in China remains strong. As a result, we expect the Group’s overall Bushing turnover to be similar to 2002.

The market in China is not showing any signs of slow down and we expect growth in the Trench operations to continue throughout 2003.

Products

We manufacture products primarily for high voltage applications in the transmission and distribution of electricity. Electric transmission systems carry electric power from a generating plant into a high voltage utility grid, which ultimately distributes power to customers. Typically, electricity is generated at high currents (generally between 8,000 and 20,000 amps) and medium voltages (approximately 15,000 or 27,000 volts) but can be transmitted efficiently over long distances only at substantially lower currents (typically 800 to 3,000 amps) and higher voltages (ranging from approximately 69,000 to 800,000 volts) that minimize the loss of power in the transmission process. To facilitate such high voltage transmission, the voltage leaving a generating plant must be increased substantially, transmitted over high voltage lines and then reduced to customer utilization levels through the use of substations that require large capacity power transformers, high voltage switchgear, and other network measurement, control, protection and correction products.

Seismic specifications for electrical equipment are becoming increasingly demanding as utilities throughout the world seek better earthquake protection. Our products are recognized worldwide for their seismic design capabilities.

Trench is the world’s largest independent producer of specialty high-voltage technology products and we believe that we have attained a worldwide reputation for the quality, reliability and cost-effectiveness of our engineered products which include:

Instrument Transformers. Instrument transformers consist of specialized windings of conductors and foils insulated with paper and oil or gas, housed in either a hollow porcelain bushing or a fibreglass tube with silicone rubber skirts. Our transformers have two basic functions: (i) to decrease voltages from the high transmission and distribution levels to a common secondary voltage (120 volts and one to five amps) to permit the measurement of voltage (voltage transformer) or current (current transformer) on high voltage transmission lines through the use of meters, relays and other secondary control devices and (ii) to provide insulation between primary and secondary circuits to protect meters from exposure to high voltages and to increase safety for personnel. Our instrument transformers are used mainly in high voltage substations, although some products are used at the beginning of the transmission line at the power plant site. Generally, oil-soaked paper or a

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

non-conducting gas (such as SF6, sulfur hexafluoride gas) is used as the insulating medium to insulate high voltage components from low voltage components. We produce a broad range of transformers, including inductive voltage transformers, capacitive voltage transformers, current transformers, and combined instrument transformers. Low Power Instrument Transformers (LOPO) are a “next generation” product and open up a new business area for Trench. Based on our many years of experience with high voltage products, our LOPO line of instrument transformers is designed for Air & Gas Insulated Systems and HV Gas Insulated Systems. The initial applications are for medium voltage switchgear.

Bushings. In many power systems, high voltage cables must be routed through different mediums. Bushings are connectors that both conduct and insulate an electric current whenever a high voltage conductor passes from one medium to another (for example, through a wall or from inside to outside a substation). A bushing consists of a transformer stem with a conductive core and can be oil, resin or gas-insulated. Trench manufactures a complete line of bushing products, including transformer bushings (for outdoor applications and indoor gas-insulated substations), generator bushings, wall bushings, railway power distribution system bushings and special bushings designed to customer specifications. Bushing Product Line improvements include advanced insulation and winding techniques for enhanced performance of our high current line. Our high voltage designs have been tested successfully to the extreme 765 kV transmission voltage level.

Composite Insulators. Composite (silicone rubber) insulators are increasingly replacing porcelain or glass insulators in utility markets worldwide. They weigh less and provide improved electrical properties in polluted environments. Trench is a leader in the application of composite (silicone rubber) insulators and we now offer an entire bushing and instrument transformer line with composite insulator shells incorporating a unique design and backed by more than 10 years of installed experience.

Reactors. Reactors consist of circumferentially wound coils of aluminum separated by insulating materials. The core or centre of the winding may be iron, but our main market is for air-core reactors. Air-core reactors are used to smooth current fluctuations in high voltage systems and to limit current loads for safety.

Line Traps. Line traps are smaller aluminum coils designed to facilitate communication along a high voltage transmission line by blocking and limiting signals at certain frequencies without affecting other frequencies. Effective management of power generation and distribution systems depends on rapid and reliable communication. The frequencies carrying the data to be transmitted are superimposed on the high voltage line via a coupling capacitor, where the direction and destination of those frequencies are controlled by line traps and line tuners.

Power Line Carrier (PLC). The use of high voltage transmission lines for the transmission of communication signals is a global utility practice, utilizing technology called power line carrier transmission. PLC equipment uses the high voltage line as the transmission medium for high frequency signals of supervisory control, relay and voice communications. PLC products offer an exciting area for future growth as well as complementing our line trap products in similar applications.

Reactor and Electronic Control Systems. Another specialty power quality product manufactured by Trench includes a reactor and electronic control system to minimize the fault current that can flow through the system when underground cable is damaged. Manufactured exclusively in our Austrian factory, this product is growing in usage in Europe as utilities continue to develop higher levels of operating quality and reliability in the electrical network.

Sales and Marketing

Our global sales network is centrally coordinated. This structure is designed to provide accessible and responsive support to our customers. It also allows us to ‘bundle’ products and services for enhanced customer value.

Trench’s Executive Vice President of Sales and Marketing, based in Toronto, coordinates our sales efforts, via General Sales Managers (“GSMs”) located at each of our manufacturing plants. The GSMs manage a number of Regional Sales Managers (“RSMs”) who have a geographical or direct customer responsibility for all of our products. The RSMs receive support at each plant from a marketing department responsible for the products manufactured at the particular plant as well as the order handling of products sold from remote plants. Responsibility for the preparation of all the documentation related to the sale rests with the marketing department, including preparation of price quotations, contract negotiations, the gathering of data from the sales force, literature on the plant’s products and interfacing with operations.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Trench’s international sales network is strongly represented in each of the world’s major markets and is complemented by over 150 independent representatives in strategic locations worldwide. The unique combination of quality, low-cost products, geographically diversified manufacturing, close customer contact, and an intimate knowledge of local conditions gives our professional sales and marketing staff a powerful competitive advantage that translates into a strong market position.

For information on sales by customer location, refer to Item 4.B. For information on total sales and operating income by geographical areas in which we operate, refer to note 17 in Item 17.

Seasonality of Trench’s Main Business

There is no specific pattern of seasonality in our main business. However, lower production and revenues typically occur in our third quarter, due to scheduled plant shutdowns, mainly as a result of the summer vacation period. In addition, some products experience higher fourth quarter sales as utility construction and maintenance departments utilize their current year budgets.

Sources and Availability of Raw Materials

Aluminium, copper, insulating paper, oils, gases, resin, porcelain and silicone are all key raw materials for our products. There is no centralized purchasing for raw materials and it is up to each individual sub-unit to do its own procurement. Many raw materials are purchased on short-term and long-term contracts in the normal course of business and are subject to price fluctuations.

Competitive Position

Trench is the largest independent producer of specialized electrical products serving customers worldwide in the utility and industrial markets. We believe that the Group is ideally positioned to capitalize on the ongoing industry realignment and further enhance our market positions around the globe.

•	Products. Our areas of specialization include: air core reactors, line traps, high voltage measurement transformers, and bushings.

•	Market Position. There are no available “industry” statistics regarding these specific product lines. We maintain our own database of statistics, based on actual market requirements, won orders and lost orders. We also maintain a database on competitors in the various product categories. In addition, with the electrical utility business being a global business, we have extensive geographical representation, which ensures that we are invited to tender on almost all requirements in commercially open markets. This would include the Americas, Western Europe, parts of Eastern Europe, Asian countries as well as Australia and New Zealand. In addition, given that the countries where we have activities are members of the World Trade Organization, Trench is invited to participate in closed markets on all internationally financed projects. We also enjoy a preferred supplier status with several utility and turnkey system suppliers and in many cases we have been the supplier of choice for more than six consecutive years.

•	Industry Realignment. Industry realignment has been ongoing on both the supply side and the customer side. We have demonstrated the capability and the resources to capitalize on the supply side restructuring through the acquisition of companies or assets of companies producing these types of products for a period in excess of 20 years. Trench Austria, Trench Germany, Trench France, Trench UK, Trench Switzerland and Trench Fushun are all examples of previous acquisitions. In addition to these acquisitions of on-going concerns we have also made asset acquisitions whereby the assets were transferred to existing operations and integrated within the existing facilities. Some examples of these include Square “D” instrument transformer assets, GE CVT and line trap assets, WEC line trap assets, and GE PLC product lines.

•	Customer Base Realignment. Given our reputation for quality and technical capabilities, we are well positioned to achieve a prominent supplier position as well-established utilities expand their business globally and implement common design practices.

Material Effects of Government Regulations

Recent government deregulation of the electric utility industry in North America and Europe, and to a lesser extent in Southeast Asia, Latin America, Australia and New Zealand, have had the immediate effect of leading many current and potential customers in such markets to limit their capital expenditures on power transmission products. Until the impact of deregulation becomes more apparent, electric utilities and independent power producers are reluctant to commit resources for capital expenditures because they are uncertain as to which aspects of

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

the transmission and distribution processes they will ultimately be able to own or manage. While we believe that capital expenditures on power transmission products will increase once the effects of deregulation in such regions become apparent, it remains unclear how the market for such products will be affected as such deregulation progresses. In certain markets the demand for higher accuracy instrument transformers led to an up swing in demand. Trench management views this buoyancy as a step function that may or may not be repeated in other states or countries.

C. Organizational Structure

Control of Registrant — Trench Electric

The following table sets forth certain information with respect to the Parent’s equity interest in Trench Electric.

	Identity of	Par Value	Number of
Title of Class	Person or Group	of Share	Shares Owned	Percent of Class

Common shares	Parent — Trench Electric Holding B.V.	One Dutch Guilder (0.45 €)/ share	40,000	100%

The Parent

The principal shareholders of the Parent, Trench Electric Holding B.V., are four entities which are managed or advised by CVC Capital Partners Limited: Citicorp Capital Investors Europe Limited, CVC European Equity Partners (Jersey) L.P., CVC European Equity Partners L.P. and Capital Ventures Nominees Limited (collectively “CVC”).

Organization Chart of the Company.

An organization chart for Trench Electric B.V. is shown below, identifying the position of the Company within the structure. Ownership of each entity by its parent is 100%, except where indicated otherwise.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

D. Property, plant and equipment

Description of Property

We have fourteen facilities: one in Belo Horizonte, Brasil, two in Shanghai, China, one in Fushun, China, four in North America and five in Europe. Our North American facilities are located in Toronto, Ontario. Our European facilities are located in Linz (Austria), Basel (Switzerland), St. Louis (in France, across the border from Basel), Bamberg (Germany) and Harrogate and Hebburn (England). All our manufacturing facilities are ISO 9001 certified, with the exception of Fushun, which is currently undergoing certification and anticipates achieving the award in 2003. The following table provides an overview of our manufacturing facilities.

Facility	Products	Production Space (m2)	Owned/ Leased	Lease Expiry

Toronto	Oil-insulated instrument transformers	3,902	Leased	Jul. 1, 2012
Toronto	Bushings	2,792	Leased	Apr. 30, 2012
Toronto	Reactors, line traps	10,277	Leased	Jun. 30, 2012
Toronto	PLC	739	Leased	Apr. 30, 2005
Basel (Note 1)	Low power instrument transformers	15,515	Owned	N/A
St. Louis	Oil-insulated instrument transformers, bushings	22,260	Owned	N/A
Bamberg	Gas-insulated current and voltage transformers	8,449	Owned	N/A
Linz	Reactors, arc suppression coils, line traps	7,296	Leased	Nov. 31, 2015
Belo Horizonte	Reactors, line traps	3,500	Leased	Sep. 30, 2005
Hebburn	Bushings	11,560	Owned	N/A
Shanghai	None — Property for sale	8,345	Owned	N/A
Shanghai	Gas-insulated current and voltage transformers	13,812	Leased	Mar. 31, 2026
Fushun	Bushings	4,115	Owned	N/A

	TOTAL	112,562

Note 1 — The Test Equipment business sold to a third party in mid July 1999, continues to function on the Basel site under a series of lease and service agreements. On January 24, 2001, the Board of Directors approved and the Company announced the closure of all main production operations for Trench Switzerland. This was completely finished by the end of 2001. The Swiss site continues to be our main centre of engineering for instrument transformers and is the base for our R&D activities in new designs and measurement technologies, in addition to the production of specialized measurement transformers. For information on the year end balance sheet value of property, plant and equipment, refer to Item 17, note 5 to the financial statements.

The assets of Trench are distributed geographically as shown in the following table:

(in thousands of U.S. dollars)	As at December 31,

	2002	2001

Total assets
American operations	$119,492	$116,238
European operations	177,105	158,263
International operations	49,123	42,536

	$345,720	$317,037

Manufacturing

Technical and manufacturing leadership are critical to maintaining our competitive edge. Our global scope, integrated structure, extensive engineering expertise and demonstrated manufacturing efficiencies allow us to respond quickly and effectively to market opportunities and customer needs for custom products. We strive to be a ‘one stop’ source for a variety of our customer’s requirements. Our product lines share similar high voltage insulation technology and manufacturing requirements and are keyed to the specific needs of individual markets around the world.

Through our subsidiaries, we are an active participant in international standards associations for electrical products and requirements. Trench has also established strategic alliances with many customers, universities, test laboratories and suppliers around the globe. As a result, we

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

believe that Trench is always at the leading edge of emerging world market regulations, technical developments and trends. This ‘advanced intelligence’ allows us to focus research, development and manufacturing on product areas with the most potential for global success.

Trench is at the forefront of manufacturing expertise for air-core reactors. Anthony Trench invented the fibreglass encapsulated air-core reactor in 1962 and since that time, we have remained a world leader in these products. Trench manufactures all the components necessary for most coil products and only needs to purchase the raw materials. In addition, we have the technical capabilities and manufacturing expertise to build our coil products to customer specifications.

Environmental, Health and Safety Matters

Our facilities, like similar manufacturing facilities, are subject to a range of federal, state, local and foreign environmental and occupational health and safety laws including those laws relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous waste, and the remediation of contamination associated with the current and historic use of hazardous substances or materials. If a release of hazardous substances or materials occurs on or from our properties or any offsite disposal location used by us, or if contamination from prior activities is discovered at any of our properties, we may be held liable for the costs of remediation (including any response costs), natural resource damages and associated transaction costs. While the amount of such liability could be material, we devote resources to ensure that our current operations are conducted in a manner that reduces such risks.

We believe that we are currently in compliance with, and not subject to liability under, any environmental laws, except where such noncompliance or liability would not reasonably be expected to have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Group.

We have also completed the implementation of ISO 14001 environmental protection standards at some of our manufacturing locations.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion generally relates to the historical consolidated results of operations and financial position of the Trench group of companies and our consolidated results of operations and financial position and should be read in conjunction with the audited consolidated financial statements in Item 17 included elsewhere herein. Operating results in the three years ended December 31, 2002 have been impacted by the following significant events:

In December 2002, we increased our ownership of Trench Fushun Bushing Co. Ltd by an additional 14.6% to 65.0%

During the year our operating income has benefited by a net gain of $755 arising from the sale of assets.

In November 2001 we completed the acquisition of 50.4% of the Fushun Reyrolle Bushing Company Ltd (“Fushun”), based in North East China. This new business will further expand our participation in the Chinese market. This business has since been renamed as the Trench Fushun Bushing Co. Ltd.

In April 2000, we bought the U.K. based bushing operations of VA Tech that has since been renamed as Trench (UK) Limited (“Trench UK”). Shortly afterwards we completed negotiations to add a much wider range of products to our existing joint venture in Shanghai, China, and as a result we obtained approximately $5.5 million of technology fee income. We increased our investment in the joint venture to raise our shareholding from 40% to 65%.

Towards the end of 1999 we started to integrate our French and Swiss operations into a single management unit in order to bring the overhead of the units more in line with expected sales volumes. The combined business is referred to as Trench Suisse-France (“TSF”). The personnel reductions that were announced in late 1999 were completed in the first quarter of 2000. However as the Group progressed through 2000 it became apparent that this would not be enough to restore the business to full profitability and it was decided early in 2001 that we should

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

close all main production operations on the Swiss site. This phase of reorganization is now complete. The Swiss site continues to be our main centre of engineering for instrument transformers and is the base for R&D activities in new designs and measurement technologies, in addition to the production of specialized measurement transformers. In early 2003, we have decided to conduct a further restructuring in TSF, albeit on a much smaller scale.

Effect of Currency Fluctuations on Results of Operations

Trench conducts its business internationally, although our principal manufacturing operations are located in Austria, Brasil, Canada, China, England, France, Germany and Switzerland. For financial reporting purposes, Trench has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of its international operations are maintained affect our results of operations and financial position as reported in our financial statements. We have translated the assets and liabilities into U.S. dollars at the exchange rate prevailing at the balance sheet date. Income statement items are translated at the average exchange rates for the periods. Given this broad geographical spread of its business, variations in exchange rates against the U.S. dollar have a major impact on our reported results. Refer to Item 11 for further details.

Results of Operations

For purposes of comparison, the following table includes our consolidated results of operations from January 1, 2000 to December 31, 2002.

	Year Ended	Year Ended	Year Ended
Consolidated	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000

	(in millions of U.S. dollars)
Sales	$255.9	$224.3	$200.8
Cost of sales	178.2	160.8	141.2

Gross profit	77.7	63.5	59.6
Contract termination	—	—	0.6
Selling, general and administrative expenses (1)	45.1	46.4	44.4
Gain on sale of assets	(0.7)	—	—

Operating income (2)	33.3	17.1	14.6
Foreign exchange losses (gains) (3)	(2.3)	9.1	7.7
Gain on extinguishment of debt	—	—	(2.2)
Interest expense and other (4)	19.6	19.9	23.7

Income (loss) before income taxes and minority interest	16.0	(11.9)	(14.6)
Provision for income taxes	6.8	2.1	3.0

Income (loss) before minority interest	9.2	(14.0)	(17.6)
Minority interest	2.8	1.2	0.3

Net income (loss)	$6.4	$(15.2)	$(17.9)

(1)	Starting in 2002, under FAS 142 “Goodwill and Other Intangible Assets,” we are no longer required nor permitted to record goodwill amortization. Goodwill now has an indefinite useful life and will not be amortized but rather will be tested at least annually for impairment. Accordingly, we did not incur goodwill amortization expense this year, whereas, in 2001, we incurred goodwill amortization expense of $3.5 million, which is included in selling, administrative and general expense. The other information provided on goodwill amortization is intended to enable the user to understand the effect of this accounting change on net income from 2001 to 2002. Please refer to the accompanying Item 17, notes 2 and 6 for more information.

(2)	Operating income for the year ended December 31, 2002 includes $0.1 million (2001 — $4.2 million) in costs associated with inventory provisions, fixed asset impairments and other restructuring costs relating to Trench Switzerland.

(3)	Foreign exchange gains/losses include a gain of $5.8 million (2001 — loss of $8.9 million, 2000 — loss of $6.9 million) relating to the 10 1/4 Senior Notes due 2007, being the year to year revaluation of the debt using exchange rates as of December 31, 2000 and 2001 and December 31, 2002. There is no immediate cash benefit as a result of this gain.

(4)	Interest expense includes amortization of deferred financing costs and writeoffs of deferred financing costs associated with our outstanding senior subordinated notes and the senior facilities agreement.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

The following table sets forth, for the periods indicated, percentage relationships for certain items in our consolidated financial statements:

	Percentage of Sales
	Year Ended December,

	2002	2001	2000

	%	%	%
Sales	100.0	100.0	100.0
Cost of sales	69.6	71.7	70.3
Gross profit	30.4	28.3	29.7
Selling, general and administrative expenses	17.6	20.7	22.2
Operating income	13.0	7.6	7.3

2002 Compared to 2001

Results of Operations

	(in millions of U.S. dollars)
	2002	2001	Change

Sales	$255.9	$224.3	14.1%

Sales in 2002 were $255.9 million, an increase of 14.1% from 2001. Excluding the effect of currency fluctuations, sales in 2002 increased 12.2% from 2001 due to an increase in the sales of the core product lines, but primarily the transmission products. There were increases in sales in the Americas, Europe and Asia. The increased sales in China accounted for nearly half of the 14.1% sales increase from the prior year, due to an increase in sales of $15.7 million. Trench Fushun only became a part of Trench at the end of November 2001, whereas in 2002 it operated for the entire year.

	(in millions of U.S. dollars)
	2002	2001	Change

Gross Profit	$77.7	$63.5	22.4%
Percentage of net sales	30.4%	28.3%

Gross Profit in 2002 was $77.7 million, an increase of $14.2 million from 2001. Excluding the effect of currency fluctuations, gross profit increased by $12.8 million or 20.2% from 2001. Gross profit as a percentage of sales in 2002 was 30.4% compared with 28.3% in 2001. A large part of the increase in gross profit was due to the units in China. Trench Fushun became a part of the Group at the end of November, 2001.

	(in millions of U.S. dollars)
	2002	2001	Change

Selling, general and administrative expenses (including TSF integration)	$45.1	$46.4	(2.7)%
Percentage of net sales	17.6%	20.7%
Selling, general and administrative expenses (excluding goodwill amortization in 2001 and including TSF integration charges in 2001)	$45.1	$42.8	5.3%
Percentage of net sales	17.6%	19.1%
Selling, general and administrative expenses (excluding TSF integration charges and excluding goodwill amortization in 2001)	$45.1	$39.4	14.5%
Percentage of net sales	17.6%	17.6%

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Selling, general and administrative expenses in 2002 were $45.1 million, a decrease of $1.3 million from 2001. Excluding the effect of currency fluctuations, selling, general and administrative expenses in 2002 decreased by $2.4 million. Selling, general and administrative expenses as a percentage of sales for 2002 at 17.6% are lower than the percentage achieved in 2001 of 20.7%. The major reason for this decrease in selling, general and administrative expenses in 2002 is that the 2001 result includes $3.4 million in restructuring charges (none in 2002). Excluding the 2001 restructuring charges, selling, general and administrative expenses as a percentage of sales in 2001 was 19.1%. Also as explained in Note 6, in 2002, the selling, general and administrative expenses no longer includes a charge for amortization of goodwill. If the goodwill amortization charge and TSF integration charges were not included in 2001 results, then the selling, general and administrative expenses as a percentage in 2001 would have been 17.6%, the same as the 2002 percentage.

	(in millions of U.S. dollars)
	2002	2001	Change

Operating Income	$33.3	$17.1	94.5%
Percentage of net sales	13.0%	7.6%

Operating Income in 2002 was $33.3 million, an increase of $16.2 million from 2001. Excluding the effect of currency fluctuations, in 2002 operating income increased by $16.0 million or 93.5%. The operating income in 2001 included a restructuring charge of $4.2 million and goodwill amortization of $3.5 million. Excluding the effect of the restructuring in 2001 and the goodwill amortization, the 2001 operating income as a percentage of net sales would have been 10.7%, which is closer to the 2002 operating income as a percentage of net sales of 13.0%. Refer to the gross profit, restructuring expenses, and the selling, general and administrative expenses sections above for more details.

2001 Compared to 2000

Sales for 2001 were $224.3 million, an increase of 11.7% over 2000. Excluding the effect of currency fluctuations, sales in 2001 increased 15.4% over 2000. The increase in revenues is due to strong overall sales of transmission products. In addition to the solid demand for transmission products, Trench China and Trench UK benefited from their first full year of operation and posted a year-on-year increase of $22.9 million. The joint venture in Fushun China, added to the Group at the end of November 2001, contributed another $0.7 million in sales. The main sub-units contributing to the sales increase were Canada, Germany, China (Shanghai) and the UK. Austria and TSF did not generate strong sales growth. In 2000, both China (Shanghai) and the UK operated for part of the year from the date of acquisition. If China (Shanghai) and the UK had operated for a full year in 2000, the pro forma year over year increase in sales for China and the UK would be 23.8% and 11.9%, respectively. Excluding the effect of currency fluctuations, sales of transmission and coil products increased 23.0% and 1.4%, respectively in 2001.

Gross Profit for 2001 was $63.5 million, an increase of $3.9 million from 2000. Excluding the effect of currency fluctuations, gross profit was $65.6 million in 2001, an increase of $6.0 million from 2000. Gross profit as a percentage of sales, in 2001, was 28.3%, compared with 29.7% in 2000. One reason for the year on year decline in gross profit is the change in the sales mix as there was higher IT product sales and lower coil sales. The main sub-units contributing to the gross profit increase were Canada, Germany, China (Shanghai) and the UK.

Selling, General and Administrative Expenses (including the integration and/or reorganization costs of TSF), in 2001 were $46.4 million, an increase of $1.3 million over 2000. Excluding the effect of currency fluctuations, selling, general and administrative expenses (including the integration and/or reorganization costs of TSF) in 2001 were $47.6 million, an increase of $2.6 million over 2000. Trench Brasil, Trench China and Trench UK completed their first full year of operation and posted a year-on-year increase of $4.2 million. The joint venture in Fushun, China added another $0.1 million in selling, general and administrative expenses. In addition, the higher sales in 2001 also increased sales commissions by 15% compared to the prior year.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Operating Income in 2001 was $17.1 million, an increase of $2.5 million from 2000 due to increased sales, mentioned above.

Contractual Commitments

The following represents contractual commitments associated with operating leases, capital leases and royalty and licensing agreements and debt.

	Within 1			After 5
In 000’s of U.S. Dollars	Year	2-3 Years	4-5 Years	Years

Operating leases	$2,168	$4,141	$3,672	$14,329
Capital leases	613	131	—	—
Royalty/licensing agreements	340	654	805	—
Debt	13,286	11,203	154,847	—

	$16,407	$16,129	$159,324	$14,329

B.     Liquidity and capital resources

At December 31, 2002 the Group had total debt of $185.1 million and accumulated cash of $15.4 million, compared to $192.3 million and $11.7 million, respectively, at the end of 2001. Our cash and cash equivalents are held in the following currencies: Brasilian real, British pound, Canadian dollar, Chinese renminbi, Euro, Swiss franc and the U.S. dollar. There exists an annual cash interest expense of approximately $19 million associated with borrowings under the Facilities Agreement and the Notes, as well as anticipated principal payments of term and other loans of $13.3 million, $5.6 million, $5.6 million, $3.8 million, and $151.0 million in 2003, 2004, 2005, 2006 and 2007, respectively, which will increase our liquidity requirements. The scheduled repayment in 2003 of $13.3 million includes $8.7 million in China, consisting of two loans, which are renewed annually. Thus, only about $4.6 million will be actually paid in cash and will be funded from cash flows from our operations. Please refer to Item 4A, for a listing of capital expenditures.

Trench has complied with the various financial covenants in our Facilities Agreement. Having taken account of amendment letters received from our Senior Lenders, we anticipate remaining in compliance with those covenants. The amendments permitted us to take the entire gain of approximately $5.5 million over the six quarters ending March 2002 (for covenant calculation purposes only) on the 2000 sale of certain instrument transformer and bushings technologies in connection with our Shanghai operation. This amendment was consented to on the basis that substantially all of the gain has already been realized in cash. Under U.S. GAAP the gain will be recognized over a 10-year period. Similarly, we have obtained an amendment letter from our Senior Lenders to allow us to recognize (for covenant purposes only) the $10 million gain from the sale of certain coil technologies in 2002 in connection with our Shanghai operation on an accelerated basis to the end of December 31, 2006. Under U.S. GAAP the gain will be recognized over a 10-year period.

In addition, our Senior Lenders have agreed to increase the headroom available to us within the financial covenants for the interest coverage and the leverage ratios from 31st March 2003 to 31st December 2005. For the avoidance of doubt no changes have been made to the Net Worth covenant or the Cash Flow to Debt Service covenant.

Also, our Senior Lenders agreed that both the cash costs and the profit and loss write-offs associated with the reorganization in Switzerland in 2000 and 2001 can be excluded from all covenant calculations as originally defined. Items associated with the reorganization in Switzerland have been subject to separate additional covenant tests.

The amendments also create additional flexibility under our capital expenditures covenant in connection with the capital expenditures in China. The original capital expenditure covenant was set prior to Trench China, in Shanghai being consolidated into the Group results.

For the year 2001 only, our Senior Lenders agreed that the usage of fixed foreign exchange rates as applied in calculating the Net Worth covenant could be extended to include the interest coverage and leverage ratios. For the avoidance of doubt the affected covenants did not include the cash flow to debt service covenant, which remained unchanged.

Notwithstanding the foregoing, there can be no guarantee that we will remain in compliance with our financial covenants. Failure to remain in compliance, or to obtain additional amendments, would have a material adverse effect on our liquidity.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Our primary sources of liquidity are cash flows from operations and borrowings under the revolving credit facility of our Facilities Agreement. At December 31, 2002, $27.7 million was available to us for borrowings under the revolving credit facility compared to $23.7 million in 2001, with both amounts calculated without the effect of letters of credit and bank guarantees. Of the amount available, $6.3 million (2001 — $7.2 million) is a restricted revolving credit facility, the use of which is not anticipated by Trench and is subject to the consent of our Senior Lenders. If CIBC letters of credit and bank guarantees are factored in, the net available revolving credit facility was $7.5 million compared to $2.0 million in 2001. There are other guarantees in another subsidiary that do not affect the available revolving credit facility. In addition, we are forecasting positive cash flows from operations in 2003, although there can be no assurances that our cash flows in 2003 will be positive or sufficient to meet our requirements. Our management believes that cash generated from operations, together with borrowings under the revolving credit facility, will be sufficient to meet our working capital, capital expenditure and debt servicing needs for the foreseeable future. Please refer to Item 17, Note 22 for more information.

Off-Balance Sheet Arrangements

We do not have transactions, arrangements or other relationships with unconsolidated entities or persons that are reasonably likely to materially affect our liquidity or the availability of or requirements for capital resources. Unconsolidated entities are often referred to as structured finance or special purpose entities and we do not engage in activities with such entities.

C.     Research and development, patents and licenses, etc.

Trench conducts research and development (“R&D”) mainly on a decentralized basis (at the manufacturing units) with our primary focus on design and process engineering in order to continuously improve our manufacturing efficiency to maintain our cost advantage in our product lines. At each of our manufacturing locations, several engineers are partly or fully dedicated to R&D activities and our R&D expense consists of an allocation of the engineers’ time spent on product development as well as the cost of building prototypes. In 2001, Trench Switzerland was designated to be our base for R&D activities in new designs and measurement technologies. In addition, we collaborate with leading research institutes on the development of new products and new technologies. Trench also collaborates with certain primary contractors for the development of new products and applications. These initiatives, as well as our customer-oriented approach to our R&D work, have positioned us as a leader in high voltage technology products. Our R&D expenses for the years ended December 31, 2002, 2001, and 2000 were $4.5 million, $3.5 million, and $2.8 million, respectively.

D.     Trend information — For Trend information responsive to this item, refer to Items 3.A. and 4.B. above

E.     Critical Accounting Policies

Our significant accounting policies are more fully described in Note 2 to the consolidated financial statements in Item 17. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that we make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, we have made our best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, our actual results could differ from these estimates.

Revenue Recognition:

The Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition” provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. We have concluded that our revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 101.

We perform ongoing credit evaluations of our customers’ financial condition and generally do not require collateral. We maintain provisions for potential credit losses and historically such losses have been within expectations.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Allowance for Doubtful Accounts Receivable:

Accounts receivable are reduced by an allowance for amounts that may prove not to be collectable in the future. Substantially all of our receivables are due from the utility and industrial markets worldwide. The estimated allowance for doubtful accounts is based primarily on our evaluation of the financial condition of the customer.

Goodwill, Intangible and Other Long-Lived Assets:

Property, plant and equipment, intangible and certain other long-lived assets are amortized over their useful lives. Useful lives are based on our management’s estimates of the period that the assets will generate revenue. Our management periodically reviews the carrying value of the long-lived assets and investments for continued appropriateness. This review is based upon projections of anticipated future cash flows. While we believe that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

Trench assesses the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider to be important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of the use of the acquired assets or the strategy for the overall business;

•	significant negative industry or economic trends;

When we determine that the carrying value of intangibles, long-lived assets and related goodwill and enterprise level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, a writedown may be required. In January, 2002, Statement of Financial Accounting Standards (“FAS”) No. 142, “Goodwill and Other Intangible Assets” became effective and we were required to perform an initial impairment review of goodwill in 2002 and an annual impairment review thereafter. We completed the initial review by the second quarter of 2002. We did not record an impairment charge upon completion of the initial impairment review as our initial impairment testing of goodwill did not indicate any impairment.

Deferred income taxes:

As part of the process of preparing our consolidated financial statements, we are required to estimate the income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. Trench must then assess the likelihood that deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, a valuation allowance must be recorded. To the extent a valuation allowance is established or this allowance is increased in a period, there must be an expense within the tax provision in our statement of profit and loss.

Income taxes have been provided using the full liability method whereby current tax liabilities or assets are recognized for the estimated taxes payable or refundable tax for the current year and deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carry forwards. Current and deferred tax liabilities and assets are measured based on provisions of the enacted tax laws. Trench records valuation allowances against deferred tax assets where management does not expect such assets to be realized based upon current forecasts. In the event that actual results differ from these estimates or management adjusts these estimates in future periods, we may need to establish an additional valuation allowance that could materially impact financial our position and the results of operations

The net deferred tax asset as of December 31, 2002 was $12,071, net of a valuation allowance of $7,852.

Provisions for warranties and inventory obsolescence:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Trench records provisions for warranties based upon historical trends and any known warranty issues and is our management’s best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. The inventory obsolescence provision is based upon a thorough analysis by our management of inventory, especially slow moving inventory, and taking into account estimated future usage and sales. While our management believes that the provisions for warranties and inventory obsolescence are adequate and the judgment applied is appropriate, the estimated amounts could differ materially from what will actually transpire in the future.

Pension and other post retirement benefits:

The determination of our obligations and expenses for pension and other post retirement benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Notes 10 and 11 to the consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods. While we believe that the assumptions are appropriate, significant differences in the actual experience or significant changes in the assumptions may materially affect the pension and other post retirement obligations and the future expense.

Accounting policies

In July 2001, FAS 143, “Accounting for Asset Retirement Obligations,” was issued. This requires recording the fair value of a liability for an asset retirement obligation in the period incurred. The amount recorded as a liability is capitalized by increasing the carrying amount of the related long-lived asset, which is then depreciated over its useful life. If the liability is settled for an amount other than the recorded balance, either a gain or loss will be recognized at settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application permitted. We are presently evaluating the impact of this standard on our financial position and results of operations but we do not expect the adoption of FAS 143 to have a material impact on our operating results or financial position.

In April 2002, FAS 145, “Rescission of FAS 4, 44 and 64, Amendment to FAS 13, and Technical Corrections,” was issued. This standard updates, clarifies and simplifies existing accounting pronouncements. It rescinds FAS 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related taxes. Upon adoption, the criteria in APB 30 will be used to classify such gains and losses. Gains or losses on extinguishments of debt that were classified as extraordinary in prior periods presented that do not meet APB 30 criteria for classification as extraordinary must be reclassified into earnings from operations. FAS 145 also rescinds FAS 64, which amended FAS 4 and FAS 44, which established accounting requirements for the transition of the Motor Carrier Act of 1980. FAS 145 amends FAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. We have early adopted this new standard. We believe that this standard does not have a material impact on our financial position and results of operations.

In July 2002, FAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” was issued. This addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and that an entity’s commitment to a plan, by itself, does not create a present obligation to others. We must adopt this standard for exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of FAS 146 to have a material impact on our operating results or financial position.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Interpretation expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which is being superseded. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002 and we have complied with the disclosure requirements. We do not expect the future adoption of other parts of this standard to have a material impact on our operating results or financial position.

In December 2002, FASB issued Statement 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. Under the provisions of Statement 123 that remain unaffected by Statement 148, companies may either recognize expenses on a fair value based method in the income statement or disclose the pro forma effects of that method in the footnotes to the financial statements. We are still assessing this new standard but do not believe that it will have a material effect on our results of operation or financial condition upon adoption.

In January 2003, FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. The interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. Some disclosures apply to financial statements issued after January 31, 2003. We have assessed this new standard and do not believe that it has a material effect on our results of operations or financial condition.

Item 6. Directors, Senior Management and Employees

A.     Directors and Senior Management

As at December 31, 2002, the sole director of Trench Electric BV was Trench Electric Holding BV.

Executive Officers

The following table sets forth certain information regarding the executive officers of Trench Electric (ages as of December 31, 2002):

			Date appointed
Name	Age	Position	to current position

Howard Poulson	59	Chairman and Chief Executive Officer	June 1999
John H.G. Finlay	63	Executive Vice President, North America & International	April 2000
Allan Finn	51	Executive Vice President, Sales and Marketing	July 1999
Michael Bissell	51	Group Finance Director	April 2000
Alfred Wittenhofer	62	Chief Executive — European Operations	April 2001

Mr. Howard Poulson was appointed Chairman of Trench Electric in March 1998 at the request of the main investor CVC. On June 1st 1999 Mr. Poulson took over the post of Chief Executive following the retirement of Ron Montgomery from that office. Prior to joining Trench, Mr. Poulson has had a long career as a director and Chief Executive of a number of public companies largely operating in the electronics industry and is currently the Chairman of Aramis Ltd.

Mr. John H.G. Finlay became Executive Vice President and Chief Financial Officer of Trench Electric at the time of its formation in

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

September 1997. Mr. Finlay joined Trench Limited in Canada in 1988 as Chief Financial Officer. He was Chief Financial Officer and Executive Vice President of Trench and its predecessors from its formation in 1993. In 2000 he was made Executive Vice President, North America and International of Trench Electric.

Mr. Allan Finn became Vice President, Sales and Marketing of Trench Electric at the time of its formation in September 1997. He joined Trench Electric Canada in 1970 and has held the senior sales executive position at Trench since 1993. Mr. Finn has been with Trench and its predecessors for 30 years and has held a number of management positions including manufacturing throughout his tenure. In July 1999 he became Executive Vice President, Sales and Marketing.

Mr. Michael J. Bissell joined the Group in April 2000, as Group Finance Director. Prior to joining Trench, Mr. Bissell held various senior financial positions with multi-site, international manufacturing businesses and spent a period of time based in the U.S.A. His experience included being Group Finance Director of GEI International PLC, a public traded British company, Finance Director of one of Britain’s pre-eminent private engineering companies and also various substantial divisions of global contracting and capital goods businesses.

Mr. Alfred Wittenhofer was appointed Chief Executive of Trench European Operations in 2001. Mr. Wittenhofer has been Managing Director of Trench Austria GmbH and its predecessor Group-member Spezielektra since 1976.

Non-executive Officers

Mr. Marc Boughton, 39, joined CVC in 1995, having worked previously for Electra Fleming Ltd. and PricewaterhouseCoopers (London) where he qualified as a Chartered Accountant and worked as a manager in the Corporate Finance Division. He joined the Board on September 3, 1997. Mr. Boughton is a director of CVC Capital Partners Ltd, Amatek Holdings, Acordis BV and Herbspring (December 2000 Sale) Ltd.

Mr. James F. Joy, 65, is Managing Director, European Business Development for CVC Capital Partners Limited. Mr. Joy is a non-executive director for Metzeler Automotive Profile Systems and a director of First Republic Bank (US). Mr. Joy was appointed to the Board on February 16, 2000.

Mr. Gijsbert Vuursteen, 29, was appointed to the Board on August 14, 2000 as one of the CVC board members. He joined CVC in 2000 and is Investment Director of CVC Capital Partners Ltd and a member of the supervisory board of Verdugt Holding BV.

B.     Compensation

The aggregate compensation paid to executive officers of the Group including benefits in kind for the year ended December 31, 2002 was approximately $1.5 million (2001 — $1.8 million).

For the year ended December 31, 2002 the highest executive officer received approximately $0.5 million (2001 — $0.6 million) including benefits in kind. All executive officers of the Company take part in bonus schemes that pay according to profit targets set by the non-executive officers. The amount that was paid in 2002 is included in the above paragraph.

C.     Board Practices

Officers of Trench are appointed on a continuing basis and are not required to retire by rotation.

The Company has established an Audit Committee and a Remuneration Committee. The members of both committees comprise Mr. Marc Boughton and Mr. James Joy who are both non-executive officers of Trench.

The Audit Committee will meet at least four times per year or more frequently as circumstances dictate. In addition, the Audit Committee will meet at least annually with management and the independent auditor in separate sessions to discuss any matters that the Audit Committee or either of these groups believes should be discussed privately.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

The Audit Committee’s responsibilities are to monitor the integrity of our financial reporting process and systems of internal controls regarding accounting, finance and legal compliance and to monitor the independence and performance of Trench’s independent auditors. The Audit Committee has to approve any non-audit work performed by Trench’s auditors.

The Remuneration Committee’s responsibilities include ensuring that the remuneration and service contract terms of the executive officers and senior management are appropriate.

Service contracts for officers of Trench do not provide for any benefits upon termination of employment other than the right to notice.

D.     Employees

As of December 31, 2002, 2001 and 2000 respectively Trench employed 1,832, 1,839, and 1,770 employees worldwide. The increase from 2000 to 2001 was mainly due to obtaining a majority position in Fushun, at the end of November 2001.

	Number of Employees
	Year Ended December 31,

	2002	2001	2000

American operations	571	559	558
European operations	852	895	915
International operations	409	385	297

Total	1,832	1,839	1,770

Historically, we have had very good relations with our workforce. There are no independent unions at the Canadian coil and bushing facilities, or at the Brasilian, Chinese, English and Swiss operations. Workers at our Canadian instrument transformer facility are unionized with the Canadian Auto Workers union, and those at our French, Austrian and German facilities are unionized with national or local work councils. All of our manufacturing sites have good health and safety records, with no significant employee accidents reported at any of the facilities since they became a part of the Group.

E.     Share Ownership

Although no shares in Trench Electric B.V. have been issued to persons listed in subsection 6A above, there are arrangements to grant stock options in the Parent that would increase the issued shares of the Parent by a maximum of 12%. During the year, the Parent did not grant any stock options. No stock options had been exercised as at December 31, 2002. For more information on stock options, please refer to Item 17, note 21. Shares were issued on January 24, 2002 that increased the number of issued Ordinary “A” shares by 10,749 and the Ordinary “B” Shares by 2,096. On the same date the par value of the shares was converted from Dutch Guilders to Euros at the official exchange rate of NLG 2.20371 to one Euro (€).

The share capital of Trench Electric Holding B.V., the parent of the Company is as follows:

Authorized		No. of Shares

Ordinary shares “A” ten votes/share	4.54 Euro / share par value	27,285
Ordinary shares “B” one vote/share	0.45 Euro / share par value & 4.09 Euro premium	4,986
Preference shares “A” (non-voting)	4.54 Euro / share par value	1,700,000
Preference shares “B” (non-voting)	0.45 Euro / share par value & 4.09 Euro premium	5,700,000

		Stated value	Stated value
Issued	No. of Shares	Euro	US$

Ordinary shares “A” ten votes/share — Issued by January 24, 2002 and outstanding	24,317	110,399	98,321
Ordinary shares “B” one vote/share — Issued January 24, 2002 and outstanding	4,984	2,263	2,015
Preference shares “A” — Issued on December 31, 1997 and outstanding	1,682,413	7,638,155	6,802,541
Preference shares “B” — Issued on December 31, 1997 and outstanding	560,804	254,605	226,751

Share premium on ordinary shares “B” (4.09 Euro / share)		8,005,422	7,129,628
Share premium on ordinary shares “B” (4.09 Euro / share)		20,365	18,137
Share premium on Preference shares “B” (4.09 Euro / share)		2,291,445	2,040,761

Total shareholders’ equity		10,317,232	9,188,526

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

There are four principal shareholders, namely, CVC European Equity Partners L.P., CVC European Equity Partners (Jersey) L.P., Citicorp Capital Investors Europe Limited and Capital Ventures Nominees Limited. For additional information, see Item 7.A. — Major shareholders.

Item 7. Major Shareholders and Related Party Transactions

A.     Major shareholders

The parent company of Trench Electric B.V. is Trench Electric Holding B.V., which owns all the outstanding shares of the Company.

There are nine shareholders of the Parent, namely, CVC European Equity Partners L.P., CVC European Equity Partners (Jersey) L.P., Citicorp Capital Investors Europe Limited, Capital Ventures Nominees Limited, Mr. Ronald Montgomery, Mr. Howard Poulson, Mr. John Henry George Finlay, Mr. Allan Michael Finn and Mr. Alfred Wittenhofer. There was an issue of shares on 24 January 2002. The total number of shares owned by each shareholder and the value in Euros is as follows.

	‘A’ Ordinary	‘B’ Ordinary	‘A’ Prefer.	‘B’ Prefer.	Total	Proportion of
	# of shares	# of shares	# of shares	# of shares	Euro	voting rights

CVC European Equity Partners L.P.	19,009	—	1,501,609	—	6,903,606	76.60%
CVC European Equity Partners (Jersey) L.P.	2,289	—	180,804	—	831,242	9.22%
Citicorp Capital Investors Europe Limited	695	4,984	—	560,804	2,571,833	4.81%
Capital Ventures Nominees Limited	1,420	—	—	—	6,447	5.72%
Mr. Ronald Montgomery	300	—	—	—	1,362	1.21%
Mr. Howard Poulson	242	—	—	—	1,099	0.98%
Mr. John Henry George Finlay	130	—	—	—	590	0.52%
Mr. Allan Michael Finn	116	—	—	—	527	0.47%
Mr. Alfred Wittenhofer	116	—	—	—	527	0.47%

	24,317	4,984	1,682,413	560,804	10,317,233	100.00%

The voting rights associated with each class of share are indicated in Item 6.E. — Share ownership.

B.     Related Party transactions

During the year, the CVC group of companies charged the Company a monitoring fee in the amount of $0.6 million (2001 — $0.6 million, 2000 — $0.4 million).

There are various loans between the Trench group companies that are mainly related to financing the original acquisition from BBA in 1997.

The loans between Trench group members as of December 31, 2002 consist of the following:

Trench Limited (Canada): loans from Trench Inc. related to financing the original acquisition from BBA

•	Cdn$29,546K loan from Trench Inc. (Rate 10.0625%)

•	US$129,171K loan from Trench Inc. (Rate 10.3125% — 11.73%)

Trench Inc. (Canadian Holding Co.): loan related to financing the original acquisition from BBA

•	Cdn$29,546K loan to Trench Limited (Rate 10.0625%)

•	US$129,171K loan to Trench Limited (Rate 10.3125% — 11.73%)

•	Cdn$28,283K loan from TEBV (Company) (Rate 10.00%)

•	US$1,427K loan from TEBV (Company) (Rate 11.667%)

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Finatrench (France): loan related to financing the original acquisition from BBA

•	Euro 32,799K loan from Valtimon (Rate 8.75%)

Valtimon: loan related to financing the original acquisition from BBA

•	Euro 32,623K loan from TEBV (Rate 8.625%)
•	Euro 32,799K loan to Finatrench (Rate 8.75%)

TEBV: loan related to financing the original acquisition from BBA

•	Euro 32,623K loan to Valtimon (Rate 8.625%)
•	Cdn$28,283K loan to Trench Inc. (Rate 10.00%)
•	US$1,427K loan to Trench Inc. (Rate 11.667%)
•	Euro 700K loan to Trench UK (Rate 5.0%)
•	Euro 1.6 m loan from Trench Germany (Rate 5.0%)
•	Euro 4.6 m loan to Trench France (Rate 5.0%)

Trench Electric SA (“TESA”)

•	US$24 m investment in 10.5% Trench Austria bonds
•	US$275K loan to Trench Switzerland (Rate 5.5%)

Trench Switzerland

•	US$275K loan from TESA (Rate 5.5%)

Trench UK

•	Euro 700K loan from TEBV (Rate 5.0%)

Trench Germany

•	Euro 1.6 m loan to TEBV (Rate 5.0%)

Trench France

•	Euro 4.6 m loan from TEBV (Rate 5.0%)

Dividends were paid by Trench China (Shanghai) to various members of our group as well as to our joint venture partner, SITW. Trench China paid RMB 15,474 ($1,870) to SITW, of which $1,176 related to an equalization dividend payment in respect of the increase in ownership by Trench from 40% to 65% in 2000. At the time of closing, Trench agreed to adjust the payment of a dividend in favour of SITW to properly reflect SITW’s entitlement to the profits of the joint venture, which had accrued before the transfer of equity. It was not until 2002 that we were able to obtain clear legal advice that it was legal under Chinese company law to pay an equalization dividend to only one party. Due to the unusual nature of this dividend and because too long a time had elapsed to allow this item to be charged to goodwill, this amount was expensed in the selling, general and administrative expenses. The remaining $694 relates to SITW’s 35% share of a dividend paid to all of Trench China’s shareholders. In 2002, Trench China paid RMB 10,658K ($1,287K) to Trench companies (Trench Canada, Trench Germany and Trench Switzerland) according to their ownership levels. The following table summarizes the dividends paid by Trench China:

		Paid to
	Paid to	Trench
In 000’s of U.S. Dollars	SITW	Companies

Equalization dividend	$1,176	$—
Regular dividends	694	1,287

Total	$1,870	$1,287

C.     Interest of experts and counsel

Not applicable — Annual Report on Form 20-F Equivalent

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Item 8. Financial Information

A.     Consolidated Statements and Other Financial Information

Refer to Item 17 — Financial Statements.

Export Sales

Trench is incorporated in The Netherlands and we export all of our sales by way of our manufacturing facilities located elsewhere in the world.

Legal Proceedings

Neither Trench Electric nor any of its subsidiaries is currently a party to any pending legal proceedings other than such proceedings incidental to its business. Management believes that such proceedings would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

Dividend Distribution Policy

We are required under the articles of the joint venture agreements with our Chinese joint venture partners to declare and pay dividends upon the approval of the Board of Directors. Of the total dividends paid by Trench China in Shanghai, 35% will accrue to our joint venture partner, SITW and of the total dividends paid by Trench Fushun, 33% will accrue to SITW and 2% to FEPW.

B.     Significant Changes

On January 13, 2003, we announced a restructuring plan for Trench Suisse-France (TSF). This restructuring plan aims to improve the long-term competitiveness of TSF in the market. The restructuring includes the termination of 34 jobs in the administrative area and in the production area the number of temporary jobs will be reduced. The estimated costs associated with this restructuring is approximately $1 million.

Item 9. The Offer and Listing

A.     Offer and listing details

Five Year History

The Notes were originally issued on December 15, 1997.

Par = $100.00	2002	2001	2000	1999

Annual High Market Price	$82.00	$71.00	$74.00	$101.00
Annual Low Market Price	$71.00	$54.00	$58.00	$70.00

Quarterly History

The high and low sell prices by quarter for 2002 and 2001 are as follows:

2002	High	Low

	(Par = $100.00)
Qtr 1	$75.00	$74.00
Qtr 2	80.00	78.00
Qtr 3	82.00	79.00
Qtr 4	76.00	71.00

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

2001	High	Low

Qtr 1	$60.00	$54.00
Qtr 2	71.00	64.00
Qtr 3	71.00	69.00
Qtr 4	70.00	69.00

Monthly History

The high and low sell prices for the last six months are as follows:

	High	Low

	(Par = $100.00)
2003

February	75.00	74.00
January	75.00	74.00

2002

December	76.00	75.00
November	72.00	71.00
October	72.00	71.00
September	82.00	81.00

B.     Plan of distribution

Not applicable — Annual Report on Form 20-F Equivalent

C.     Markets

The Notes are listed on the Luxembourg Stock Exchange.

We do not intend to list the Notes on any national securities exchange other than the Luxembourg Stock Exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. Accordingly, no assurance can be given that an active market will develop for any of the Notes or as to the liquidity of the trading market for any of the Notes. If a trading market does not develop or is not maintained, holders of the Notes may experience difficulty in reselling such Notes or may be unable to sell them at all. If a market for the Notes develops, any such market may be discontinued at any time. If a trading market develops for the Notes, future trading prices of such Notes will depend on many factors, including among other things, prevailing interest rates, our results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Group, the notes may trade at a discount from their principal amount.

D.     Selling shareholders

Not applicable — Annual Report on Form 20-F Equivalent

E.     Dilution

Not applicable — Annual Report on Form 20-F Equivalent

F.     Expenses of the issue

Not applicable — Annual Report on Form 20-F Equivalent

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Item 10. Additional Information

A.     Share Capital

Not applicable — Annual Report on Form 20-F Equivalent

B.     Memorandum and Articles of Association

The Articles of Association (“Articles of Association”) have been filed as an exhibit to the report (see Item 19). The highlights of the Articles of Association are as follows:

Company and Objects

The registered office of Trench Electric B.V. is in Amsterdam, The Netherlands at Strawinskylaan 3105, 1077ZX. As per Article 2 of the Articles of Association, the objects for which the Group is established are:

(a)	to finance companies and other enterprises, to borrow, to lend and to raise funds, to participate in all types of financial transactions, including the issue of bonds, promissory notes or other securities or evidences of indebtedness, to bind the company and to grant security over its assets for obligations of companies and other enterprises with which it forms a group and of third parties;

(b)	to incorporate and to participate in any way whatsoever in, to manage, to supervise and to cooperate with companies and other enterprises, to acquire, to keep, to divest or in any other manner to manage all sorts of participations and interests in other companies and other enterprises, to enter into joint ventures with other companies and enterprises;

(c)	to acquire, to manage, to operate, to encumber and to divest personal and real property and any right to or interest in personal and real property;

(d)	to obtain, to exploit and to sell patents and other intellectual property rights, to acquire and to grant licences, sub-licences and similar rights of whatever name and description and if necessary, to protect rights derived from patents and other intellectual property rights, licences and similar rights against infringement by third parties; and

(e)	to engage, in any way whatsoever, in trading activities, including the import, export, purchase, sale, distribution and marketing of products and raw materials.

Directors Role and Decision-Making Power

The Company shall be managed by a Board of Management consisting of one or more members, who shall be appointed by the General Meeting of Shareholders and may be suspended or removed from office by meeting at any time. A legal entity may be a member of the Board of Management. The remuneration of the members of the Board of Management, any rights to bonuses and the further terms of appointment shall be determined by the General Meeting of Shareholders for each member of the Board of Management individually.

If the Board of Management has more than one member, then the following provisions will take place with respect to decision making. Resolutions of the Board of Management are adopted by absolute majority of the votes validly cast. Meetings of the Board of Management can be convened by any member giving notice to all other members of the Board in writing, at least three days prior to the date of the meeting.

The Board of Management shall be responsible for the management and administration of the Company. The General Meeting of Shareholders may give instructions to the Board of Management regarding the general directions of the financial, social, economic and personnel policies to be pursued. The Board of Management shall act in accordance with such instructions.

Loans for the purpose of acquiring shares in its capital may be granted by the Company up to the amount of its distributable reserves, provided that the Company shall maintain a non-distributable reserve equal to the amount outstanding on such loans.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Share Description

The authorized capital of the Company is two hundred thousand Dutch Guilders (NLG 200,000 = € 90,756) divided into two hundred thousand (200,000) common shares of one Dutch Guilder (NLG 1.00 = € 0.45) each. There is no other class of shares. The shares shall be indivisible, shall be registered shares, and shall be numbered consecutively from one onwards. No share certificates shall be issued. Shares not yet issued shall be issued at such price, upon such conditions and at such times as the General Meeting of Shareholders, or another body to which the General Meeting of Shareholders has transferred its power in relation thereto, shall determine, provided that the shares shall not be issued at a price below par value. In the event of new shares being issued, each existing shareholder shall have a preferential right to subscribe to them in proportion to his existing shareholding.

Each share carries the right to one vote, subject to the following two conditions.

•	Shares held by the Company or by a subsidiary carry no right to vote in a General Meeting.

•	In determining what proportion of shareholders exercise their votes, are present or represented, or what proportion of the share capital is provided or represented, the shares in respect of which no voting rights can be exercised shall not be taken into account.

The transfer of shares requires a written instrument, taking into account the provisions of Article 196 of the Dutch Civil Code, Book 2.

There are no limitations on the rights to own securities.

Meeting for Annual Accounts

Within five months after the end of the financial year, except for an extension of a maximum of six months on account of special circumstances, the Board of Management shall draw up the annual accounts, which shall be available at the office of the Company for inspection by shareholders. General Meetings of Shareholders shall be convened by means of notices sent not later than fifteen days prior to the meeting by a Managing Director to the shareholders at the address specified in the shareholders’ Register.

Distribution of Profit and Dividends

A portion of the profits as determined by the approved profit and loss account shall be reserved by the Company at the General Meeting of Shareholders on a proposal of the Board of Management. The remainder shall be the distributable profits, the appropriation of which shall be determined by the General Meeting of Shareholders.

The Company may only make distributions to its shareholders and to others entitled to receive part of its distributable profits, if and to the extent that the Company’s shareholders’ equity exceeds the aggregate of its paid up share capital (including calls made) and the amount of such reserves as it is required by statute or by the Articles of Association to maintain. Insofar as the Company has a profit, the General Meeting of Shareholders, on the proposal of the Board of Management, may decide to pay an interim dividend, provided that it complies with paragraph 3 of the Article dealing with distribution of profit and dividends. Dividends (including interim dividends) shall be made payable at the Company’s offices from the date the dividend is declared, unless the resolution concerned shall provide for a different date or place. Dividends which have not been claimed within five years of being payable shall be forfeited and shall accrue to the benefit of the Company.

C.     Material Contracts

On December 12, 2002, we completed the acquisition of an additional 14.6% share in the “Trench Fushun Bushing Co. Ltd” (Fushun), previously known as Fushun Reyrolle Bushing Co. Ltd, by Trench Limited in Canada. This brings our total investment in the Fushun joint venture to 65%.

Our Canadian subsidiary, Trench Limited, has sold certain coil technology to SITW for proceeds of approximately $10,000 to be received between 2002 and 2006. Of the total proceeds, $5,000 was received in December 2002.

D.     Exchange Controls

Exchange Controls and Other Limitations Affecting Security Holders

(a) There are currently no governmental laws, decrees or regulations in The Netherlands, Canada or Luxembourg that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of interest or other payments to non-resident holders of the Notes.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

(b)  There are no limitations under Dutch, Canadian or Luxembourg law or Trench Electric’s Articles of Association on the right of non-resident or foreign owners to hold Trench Electric’s Notes.

E.     Taxation

Material Non-U.S. Income Tax Considerations

This summary is of a general nature and is included herein solely for informational purposes. It is not intended to be, nor should it be construed to be, legal or tax advice. No representation with respect to the consequences to any particular holder of the Notes is made. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances and the effects of local, state, federal and foreign (including Luxembourg and Canadian) tax laws to which they may be subject. Non-United States holders should consult their own tax advisors with respect to both their local tax considerations and non-local tax considerations.

Canada

The following describes the material Canadian federal income tax consequences generally applicable to a holder of a Note who for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”), and at all relevant times, is a non-resident of Canada, deals at arm’s length with Trench Canada and does not use or hold and is not deemed to use or hold the Note in the course of carrying on business in Canada and is not an insurer that carries on an insurance business in Canada and elsewhere. This summary is based on the current provisions of the Canadian Tax Act and the regulations there under (the “Regulations”) in force on the date hereof, counsel’s understanding of the current administrative and assessing practices and policies published by Canada Customs and Revenue Agency, and all specific proposals to amend the Canadian Tax Act and the Regulations publicly announced by the Canadian Minister of Finance prior to the date hereof (the “Proposed Amendments”). This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Proposed Amendments, does not take into account or anticipate changes in the law or the administrative or assessing practices of Canada Customs and Revenue Agency, whether by judicial, governmental or legislative action or interpretation, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of a Note. Accordingly, prospective purchasers are urged to consult their own tax advisors with respect to their particular circumstances.

The payment by Trench Canada (under or with respect to its Guarantee) of interest, principal or premium (if any) on the Notes will be exempt from Canadian withholding tax. No other tax on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the holding, redemption or disposition of the Notes or the receipt of interest, principal or premium (if any) thereon.

Luxembourg

Payments of interest on the Notes will not be subject to withholding taxes in Luxembourg. A holder of Notes who is not a resident of Luxembourg, does not have a permanent establishment in Luxembourg and does not hold Notes in connection with the conduct of a business in Luxembourg, will not be subject to income or withholding taxes imposed by jurisdictions in respect of gains realized on the sale, exchange or other disposition of Notes.

Transfers of interests in the Notes outside Luxembourg will not be subject to any stamp duties or other transfer taxes imposed by Luxembourg.

F.     Dividends and Paying Agents

Not applicable — Annual Report on Form 20-F Equivalent

G.     Statement by Experts

Not applicable — Annual Report on Form 20-F Equivalent

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

H.     Documents on display

Certain documents concerning the Group which are referred to in the document will be either on file with the SEC or available for inspection at the Company’s principal place of business as shown in Item 4.A.

I.     Subsidiary Information

Not applicable — Annual Report on Form 20-F Equivalent

Item 11. Quantitative and Qualitative Disclosure about Market Risks

The following discussion of our financial risk management activities includes “forward-looking” statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward looking statements.

As a result of its global operating and financial activities, we are exposed to market risk by way of changes in interest rates and foreign currency exchange rates. Theses changes may adversely affect our consolidated financial position and results of operations. We seek to manage market risk by using various financial instruments to manage its primary market exposures associated with our underlying assets and liabilities as well as anticipated transactions. These financial instruments are used to reduce risk by essentially creating offsetting market exposures. These contracts are entered into with financial institutions in accordance with Group treasury policies and procedures, thereby reducing the risk of credit loss. Derivative financial instruments are used only for purposes other than trading.

The following discussion contains sensitivity analyses which present the hypothetical loss in cash flows or fair values of the financial instruments and derivative financial instruments held by our Group as of December 31, 2002 that were subject to changes in interest rates and foreign currency exchange rates. The range of sensitivities chosen for these analyses reflects our view of changes that are reasonably possible over a one-year period.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable. These risks principally include country, commodity, credit and legal risks and are not represented in the following analyses.

Interest Rate Risk

Our exposure to changes in interest rates result from our borrowing activities used to meet our liquidity needs. Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet our working capital requirements.

The majority of our long-term borrowings are in fixed-rate instruments that are not exposed to changes in interest rates. Other long-term and short-term borrowings have floating interest rates (e.g. LIBOR (London Interbank Offering Rate) plus 2.0% to 2.5%). There is inherent rollover risk for short-term borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. Assuming an interest rate increase of 1% on the outstanding term loan facility and revolving credit facility, as at December 31, 2002, our additional annualized interest costs would be approximately $0.243 million (2001 — $0.357 million).

Foreign Currency Exchange Rates

We conduct our business internationally, and our principal manufacturing and sales operations are located in Austria, Brasil, Canada, China, England, France, Germany, Malaysia, Switzerland and the United States. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of our international operations are maintained affect our results of operations and financial position as reported in our financial statements.

Our long term debt is denominated in U.S. dollars, Euros, Chinese renminbis and British pounds while our subsidiary operations account for their businesses in local currencies; namely, Brasilian reals, British pounds, Canadian dollars, Chinese renminbis, Swiss francs and U.S. dollars. Only as payments are made against long term debt over the next several years will an actual loss or gain crystallize. We also utilize

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

U.S. denominated commercial paper and borrowings as well as foreign currency denominated borrowings to fund our working capital and investment needs.

We occasionally enter into foreign currency forward contracts to manage foreign currency exposures related to sales to foreign customers. These contracts are designed to hedge firm commitments to pay European, Asian, Australian and North American currencies within a one-year period. The maturities of these contracts are planned to coincide with the receipts of the foreign funds. As at December 31, 2002, the Company had incurred net foreign currency gain of $2.3 million (2001 — loss of $9.1 million). The Company would be subject to a foreign currency exchange loss of approximately $15.1 million (2001 — $15.1 million), on the senior subordinated notes, assuming a 10% foreign currency exchange devaluation from the December 31, 2002 spot rates of the issuers, vis-à-vis the U.S. dollar. Foreign exchange gains include $5.8 million (2001 — loss of $8.9 million) relating to the Senior Notes, being the difference between the US dollar exchange rate at December 31, 2001 and the rate at December 31, 2002. There is no immediate cash receipt as a result of this gain.

Counterparty Risk from the Use of Derivative Financial Instruments

We are exposed to credit (or repayment) risk and market risk through the use of derivative instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, our credit risk will equal the fair value gain in a derivative. Currently, when the fair value of a derivative contract is positive, this indicates that the counterparty owes us, thus creating a repayment risk. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, assume no repayment risk.

In order to minimize the credit risk in derivative instruments, we enter into transactions with high quality counterparties, which include financial institutions that satisfy our established credit approval criteria. Derivative transactions are generally executed on the basis of standard agreements that allow all outstanding transactions with contracting partners to be offset.

The following table presents, by counterparty risk, our derivative positions as of December 31, 2002:

Long-term Rating	Counterparty	Fair value

A -	Commerzbank	$45

Item 12. Description of Securities Other than Equity Securities

Not applicable — Annual Report on Form 20-F Equivalent

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a — 14(c) and 15d — 14(c)) as of a date within 90 days of the filing date of the annual report, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this annual report is being prepared.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Changes in Internal Controls. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect the Company’s disclosure controls and procedures subsequent to the evaluation date, nor any significant deficiencies or material weaknesses in such disclosure controls and procedures requiring corrective actions.

Item 16A.

Audit Committee Financial Expert Disclosure

On February 4, 2003 the Board of Directors of our Parent determined that Marc Boughton, who was appointed as a member of the Audit Committee on the same date, meets the standard of “audit committee financial expert” as defined by the Sarbanes — Oxley Act.

Item 16B.

Code of Ethics Disclosure

The Board of Directors of our Parent approved a Code of Ethics on February 4, 2003, which is provided as an exhibit to this report. Any amendments or waivers will be disclosed in future annual reports on Form 20-F Equivalent and quarterly reports on Form 6-K Equivalent.

PART III

Item 17. Financial Statements

See pages F-1 to F-35.

Item 18. Financial Statements

Not applicable (see Item 17)

Item 19. Exhibits

		Location of Document
		in Sequential
Item No.		Numbering System

1.1	Articles of Association of Trench Electric B.V.	(1)

2.1	Indenture dated as of December 16, 1997 among Trench Electric B.V., Trench Inc., Trench Electric S.A., Trench Limited, Haefely Trench AG, Haefely Trench Austria GmbH, Haefely Trench MWB GmbH, and The Chase Manhattan Bank, as trustee	(1)

2.2	Form of 10 1/4% Senior Subordinated Note	(1)

2.3	Registration Rights Agreement dated as of December 11, 1997 among Trench Electric B.V., Trench Inc., Trench Electric S.A., Trench Limited, Haefely Trench AG, Haefely Trench Austria GmbH, Haefely Trench MWB GmbH and Credit Suisse First Boston Corporation	(1)

2.4	Purchase Agreement dated as of December 11, 1997 among the Issuers, the Guarantors, and Credit Suisse First Boston Corporation	(1)

2.5	Facilities Agreement dated 15 September 1997, between Valiant Investments B.V., Finatrench (France) S.A., Haefely Trench S.A., Trench Holding A.G., Haefely Holding A.G., Haefely Trench A.G., Haefely Trench MWB GmbH, Haefely Trench Austria A.G., Trench GmbH, Trench Corporation, BBA Canada Limited, Trench Inc., Credit Suisse First Boston, and Credit Suisse First Boston Canada	(1)

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

2.6	Supplemental Agreement relating to the Facilities Agreement dated 15 September 1997, dated 16 December 1997, between Valiant Investments B.V., Finatrench (France) S.A., Haefely Trench S.A., Trench Holding A.G., Haefely Holding A.G., Haefely Trench A.G., Haefely Trench MWB GmbH, Haefely Trench Austria GmbH, Trench Limited, Trench Inc., Trench Electric B.V., Valtimon Holdings B.V., Trench Electric S.A., Credit Suisse First Boston, and Credit Suisse First Boston Canada	(1)

2.7	Intercreditor Agreement dated 15 September 1997, between Credit Suisse First Boston, Credit Suisse First Boston Corporation, BBA Properties Limited, CVC European Equity Partners L.P., CVC European Equity Partners (Jersey) L.P., Capital Ventures Nominees Limited, Citicorp Capital Investors Europe Limited, Valiant Investments B.V., Finatrench (France) S.A., Haefely Trench S.A., Trench Holding A.G., Haefely Holding A.G., Haefely Trench A.G., Haefely Trench MWB GmbH, Haefely Trench A.G., Trench GmbH, Trench Inc., Trench Corporation and BBA Canada Limited	(1)

3.1	Agreement for the Sale and Purchase of the issued share capital of the Haefely Trench group of companies, dated 15 September 1997, between BBA Group PLC, BBA Properties Limited, BBA Overseas Holdings Limited, BBA France S.A., The Guthrie Corporation Limited, Valiant Investments B.V., Trench GmbH, Finatrench France S.A. and Trench Holding AG	(1)

3.2	Environmental Deed of Indemnity, dated 15 September 1997, between BBA Group PLC, BBA Properties Limited, BBA Overseas Holdings Limited, BBA France S.A., The Guthrie Corporation Limited, Valiant Investments B.V., Trench GmbH, Finatrench France S.A. and Trench Holding AG	(1)

3.3	Letter of Employment, dated 15 September 1997, from Trench Inc. to Ron Montgomery	(1)

3.4	Letter of Employment, dated 15 September 1997, from Trench Inc. to Allan Finn	(1)

3.5	Letter of Employment, dated 15 September 1997, from Trench Inc. to John Finlay	(1)

3.6	Asset Purchase Agreement dated July 1, 1999 by and between Haefely Test AG, a Swiss Corporation and Trench Switzerland AG, a Swiss Corporation.	(1)

4.1	Facilities Agreement in relation to a US$25,000,000 Term Facility and a US$25,000,000 Revolving Credit Facility between Trench Electric Holding BV as parent along with Original Borrowers and Guarantors and Charging Companies and CIBC World Markets Plc., dated April 18, 2000.	(1)

4.2	Asset Sale and Purchase Agreement dated April 18, 2000 by and between VA Tech Reyrolle Limited, VA Tech Properties (UK) Limited, VA Tech Elin Service B.V., Trench (UK) Limited and Trench Limited.

4.3	CVT Base Box Technology Head-Licence Agreement dated March 3, 2000 by and between Trench Limited, Shanghai Instrument Transformer Works and Shanghai Sitico International Trading Company

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

4.4	Bushing Technology Head-Licence Agreement dated March 3, 2000 by and between Trench Switzerland AG, Shanghai Instrument Transformer Works and Shanghai Sitico International Trading Company

4.5	Restated Articles of Association for MWB (Shanghai) Co., Ltd. to be renamed Trench China Ltd. dated March 3, 2000.

4.6	Restated Equity Joint Venture Contract for MWB (Shanghai) Co., Ltd. to be renamed Trench China Ltd. dated March 3, 2000 among Shanghai Instrument Transformer Works, Trench Germany GmbH, Trench Switzerland AG, and Trench Limited.

4.7	Agreement to amend the Joint Venture Contract, Articles of Association and Related Agreement of Fushun Reyrolle Bushing Company Limited dated 21 April 2001.

4.8	Equity Transfer Agreement to increase the shareholding in Trench Fushun Bushing Co. Ltd dated December 12, 2002

4.9	Shunt Reactor Technology Head Licence Agreement dated April 16, 2002 by and between Trench Limited, Shanghai Instrument Transformer Works Co. Ltd., and MWB (Shanghai) Co. Ltd.

4.10	Series Reactor Technology Head Licence Agreement dated April 16, 2002 by and between Trench Limited, Shanghai Instrument Transformer Works Co. Ltd., and MWB (Shanghai) Co. Ltd.

4.11	Line Trap Technology Head Licence Agreement dated April 16, 2002 by and between Trench Limited, Shanghai Instrument Transformer Works Co. Ltd., and MWB (Shanghai) Co. Ltd.

99.1	Code of Ethics dated February 4, 2003

(1)	Incorporated by reference to the Company’s Form F-4 Registration Statement No. 333-8334

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Index to Financial Statements
• Report of Independent Accountants	F-2
• Consolidated Balance Sheets	F-3
• Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)	F-4
• Consolidated Statements of Shareholder’s Equity	F-5
• Consolidated Statements of Cash Flows	F-6
• Notes to Consolidated Financial Statements	F-7 to F-25
• Supplemental Combining Balance Sheets	F-26 to F-27
• Supplemental Combining Statements of Income (Loss) and Comprehensive Income (Loss)	F-28 to F-29
• Supplemental Combining Statements of Shareholder’s Equity	F-30
• Supplemental Combining Statements of Cash Flows	F-31 to F-33

Other information
• Analysis of provisions	F-34
• Subsidiary information	F-35

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
TRENCH ELECTRIC B.V.

We have audited the consolidated balance sheets of Trench Electric B.V. and its subsidiaries (the “Group”) as of December 31, 2002 and 2001 and related consolidated statements of income (loss) and comprehensive income (loss), of shareholder’s equity and of cash flows for each of the years then ended. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Group’s financial statements do not disclose certain segment information required by FAS 131, including information about countries in which the Group earns revenues and holds assets, and information on income before taxes, extraordinary items and minority interests. In our opinion, disclosure of this information is required by accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of the information discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Leeds, United Kingdom
March 24, 2003

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of U.S. dollars, except for share information)

	Dec. 31,	Dec. 31,
	2002	2001

ASSETS
Current assets
Cash and cash equivalents	$15,422	$11,729
Trade accounts receivable — net of allowance of $1,751 (2001 - $843)	67,266	64,400
Inventories, net (note 4)	39,888	35,944
Prepayments	643	433
Deferred income tax (note 7)	362	431
Other current assets	4,518	4,188

Total current assets	128,099	117,125
Property, plant and equipment (note 5)	71,215	65,037
Goodwill (notes 3 and 6)	123,910	115,382
Prepaid pension (note 10)	252	1,006
Deferred financing costs — net of accumulated amortization of $9,615 (2001 — $7,163 )	4,720	5,575
Deferred income tax (note 7)	11,709	11,077
Long-term receivables	5,735	1,766
Other assets	80	69

Total assets	$345,720	$317,037

LIABILITIES
Current liabilities
Bank indebtedness (note 8)	$5,808	$10,699
Trade accounts payable	27,355	33,138
Accrued liabilities (note 9)	25,602	21,466
Advance billings	6,082	2,571
Due to parent (note 7)	6,103	3,696
Income tax payable	3,307	4,527
Deferred income tax (note 7)	180	136
Current portion of obligation under capital lease (note 12)	557	503
Current portion of long-term debt (note 8)	13,286	10,885

Total current liabilities	88,280	87,621
Long-term portion of obligation under capital lease (note 12)	119	577
Long-term debt (note 8)	166,050	170,692
Pension and post-retirement benefits (notes 10 and 11)	16,587	13,956
Deferred income tax (note 7)	12,087	10,332
Other liabilities (note 13)	12,090	3,509

Total liabilities	295,213	286,687

Contingencies and commitments (note 12)
Minority interest	8,698	6,933

SHAREHOLDER’S EQUITY
Share capital
Authorized (200,000 common shares of one Dutch Guilder (0.45 €) each, Issued and outstanding 40,000 common shares of one Dutch Guilder (0.45 €) each)	20	20
Additional paid in capital	75,694	75,694
Accumulated other comprehensive loss	(2,922)	(15,526)
Accumulated deficit	(30,983)	(36,771)

Total shareholder’s equity	41,809	23,417

Total liabilities and shareholder’s equity	$345,720	$317,037

The accompanying notes are an integral part of these consolidated financial statements.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(expressed in thousands of U.S. dollars except per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

Sales	$255,886	$224,256	$200,814
Cost of sales	178,197	160,781	141,228

Gross profit	77,689	63,475	59,586
Contract termination	—	—	644
Selling, general and administrative expenses	45,093	46,328	44,379
Gain on sale of assets	(755)	—	—

Operating income	33,351	17,147	14,563
Foreign exchange (gains) losses	(2,293)	9,102	7,665
Gain on extinguishment of debt	—	—	(2,170)
Interest expense and other	19,638	19,918	23,729

Income (loss) before income taxes and minority interest	16,006	(11,873)	(14,661)
Provision for income taxes (note 7)	6,765	2,162	2,985

Income (loss) before minority interest	9,241	(14,035)	(17,646)
Minority interest	2,759	1,192	272

Net income (loss) for the period	6,482	(15,227)	(17,918)
Minimum pension liability adjustment, net of tax	(285)	114	(912)
Foreign currency translation adjustment	12,889	(614)	(3,073)

Comprehensive income (loss) for the period	$19,086	$(15,727)	$(21,903)

Basic and diluted earnings per share:
Earnings (loss) per common share	$162.05	$(380.68)	$(447.95)

The accompanying notes are an integral part of these consolidated financial statements.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(expressed in thousands of U.S. dollars except for issued shares)

				Accumulated
			Additional	other		Total
	Issued	Share	paid in	comprehensive	Accumulated	shareholder's
	shares	capital	capital	income (expense)	deficit	equity

Balance — December 31, 1999	40,000	$20	$75,694	$(11,041)	$(3,626)	$61,047
Net loss for the year	—	—	—	—	(17,918)	(17,918)
Minimum pension liability adjustment	—	—	—	(912)	—	(912)
Foreign currency cumulative translation adjustment	—	—	—	(3,073)	—	(3,073)

Balance — December 31, 2000	40,000	$20	$75,694	$(15,026)	$(21,544)	$39,144
Net loss for the year	—	—	—	—	(15,227)	(15,227)
Minimum pension liability adjustment	—	—	—	114	—	114
Foreign currency cumulative translation adjustment	—	—	—	(614)	—	(614)

Balance — December 31, 2001	40,000	$20	$75,694	$(15,526)	$(36,771)	$23,417
Net income for the year	—	—	—	—	6,482	6,482
Dividends paid out to minority interests	—	—	—	—	(694)	(694)
Minimum pension liability adjustment	—	—	—	(285)	—	(285)
Foreign currency cumulative translation adjustment	—	—	—	12,889	—	12,889

Balance — December 31, 2002	40,000	$20	$75,694	$(2,922)	$(30,983)	$41,809

The accompanying notes are an integral part of these consolidated financial statements.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of U.S. dollars)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

Cash (used in) provided by
OPERATING ACTIVITIES
Net income (loss) for the period	$6,482	$(15,227)	$(17,918)
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on extinguishment of debt	—	—	(2,170)
Minority interest	2,759	1,192	272
Depreciation of property, plant and equipment	6,990	6,925	8,560
Amortization of goodwill	—	3,487	3,569
Loss on disposal of property, plant and equipment	263	—	—
Gain on sale of assets	(781)	(58)	(580)
Amortization of deferred financing costs and other non-cash interest	1,455	1,197	4,980
Unrealized exchange (gain) loss on long-term debt and bank indebtedness	(3,665)	9,302	7,804
Changes in non-cash working capital and other non-cash items (note 15)	324	(4,035)	3,901

	$13,827	$2,783	$8,418

INVESTING ACTIVITIES
Acquisitions, net of acquired cash (note 3)	$(952)	$(2,232)	$(8,022)
Purchase of property, plant and equipment	(5,190)	(7,725)	(3,716)
Net investment in Trench China	—	—	(1,408)
Proceeds on sale of assets	850	—	—
Proceeds on sale of technology	5,000	—	—
Proceeds on disposal of property, plant and equipment	1	452	1,531

	$(291)	$(9,505)	$(11,615)

FINANCING ACTIVITIES
Payments on revolving credit facility with CIBC — net	$(5,840)	$—	$—
Payments on revolving credit facility with CSFB — net	—	—	(12,584)
Proceeds from revolving credit facility with CIBC — net	—	557	10,045
Proceeds from long-term debt	—	—	25,000
Proceeds from short-term debt	362	—	—
Payments on long-term debt	(3,769)	(3,603)	(7,411)
Net (payments on) proceeds from capital leases	(532)	967	—
Dividends paid to joint venture partner	(694)	—	—
Financing costs	—	—	(1,664)
Bond purchase	—	—	(6,986)

	$(10,473)	$(2,079)	$6,400

Effect of exchange rate changes on cash	$630	$11	$(684)

(Decrease) increase in cash and cash equivalents during the period	3,693	(8,790)	2,519
Cash and cash equivalents — Beginning of period	11,729	20,519	18,000

Cash and cash equivalents — End of period	$15,422	$11,729	$20,519

Supplemental disclosures:
Cash paid during the period for:
Income taxes	$6,032	$1,337	$2,027

Interest	$18,183	$18,640	$18,759

The accompanying notes are an integral part of these consolidated financial statements.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in thousands of U.S. dollars unless stated otherwise)

1. FORMATION AND BASIS OF PRESENTATION

Trench Electric B.V. (“the Company”), incorporated in the Netherlands, is a multinational manufacturing and engineering group with our major operations in Austria, Brasil, Canada, China, England, France, Germany and Switzerland. Trench Electric B.V. and its subsidiary companies (collectively “the Group”) manufacture electrical transmission and distribution equipment that transforms, regulates, conditions and measures electricity for utilities and industrial customers.

In this Form 20-F Equivalent, unless the context otherwise requires, we have used “Group”, “Trench”, “We” or “Our” to mean Trench Electric B.V. (“Trench Electric”) together with its direct or indirect subsidiaries and their predecessor companies. “Company” refers to the stand-alone Trench Electric B.V.

In 2002, after the early adoption of FAS145, “Rescission of FAS 4, 44, and 64, amendment to FAS13, and Technical Corrections, we changed our disclosure policy relating to gains or losses on extinguishment of debt. These changes resulted in an extraordinary item of $2,170 in 2000 being reclassified to earnings from operations. This reclassification related to a gain on extinguishment of debt and the reclassification had no impact on earnings and cash flows for the period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of Trench Electric B.V. and all of our subsidiaries (together the “Group”). All significant inter-company items are eliminated in consolidation. Entities which are not controlled but over which we have the ability to exercise significant influence are accounted for using the equity method. Businesses acquired during the financial period have been fully consolidated using the purchase method from the date the responsibility for the operations was transferred to us.

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency

Translation gains and losses result from the effect of exchange rate changes on transactions denominated in currencies other than the operating entities’ local currencies. Gains and losses on those transactions are included in the income statement for the period in which exchange rates change.

For operations with functional currencies other than the U.S. dollar, all assets and liabilities are translated into U.S. dollars at the exchange rates prevailing at the balance sheet date, equity at historical rates and all income and expenses are translated at the average exchange rates prevailing during the period. The resulting translation adjustments are recorded as a component of other comprehensive income (loss).

Revenue recognition

The timing of our revenue recognition for sales of electrical equipment depends on the nature of each sales contract. When sales contracts include substantive customer acceptance clauses, we recognize revenue when customers have acknowledged acceptance of the equipment. When sales contracts do not include substantive customer acceptance clauses, we recognize revenue when the terms of the contract with the customer have been substantially met (i.e. when control is transferred to the customer).

We also engage in certain bill-and-hold sales arrangements with our customers. Such arrangements are requested in writing by our customers, and include a fixed delivery date. Equipment held for customers is segregated from other inventory, cannot be used to fill other customer

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

orders and is complete and ready for shipment. The transfer of control and the risk of loss for such equipment pass to the customer prior to delivery. We do not retain any specific performance obligations related to this equipment such that the earnings process is not complete. We and others in our industry normally engage in this practice when certain larger installations may not be ready to accept goods as initially scheduled due to construction delays.

Shipping costs are expensed in the “cost of sales” line in the income statement.

Cash and cash equivalents

Cash and cash equivalents include bank deposits and term deposits at varying rates of interest and with original maturities less than ninety days.

Inventories

Inventories include materials, labor and an allocation of overhead. Inventories are stated at the lower of cost, determined on a first-in, first-out basis, and either replacement cost for raw materials or net realizable value for work-in-process and finished goods.

Property, plant and equipment

Property, plant and equipment are stated at cost net of accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets on a straight-line basis, using the following annual rates:

Buildings	2.5% - 10%
Machinery and equipment	6.5% - 33.3%

Goodwill

Up to 2001, goodwill arising from purchase business combinations was amortized over a range of ten to forty years on a straight-line basis. The estimated useful life of goodwill varied depending on the nature of each acquisition.

Effective January 1, 2002, we have followed the requirements of FAS 142, Goodwill and Other Intangible Assets, which requires that goodwill not be amortized but tested at least annually for impairment. Please refer to note 6 for more information.

Deferred financing costs

Deferred financing costs are amortized over the expected life of the related debt on a straight-line basis and form part of total interest expense.

Impairment of long-lived assets

We regularly evaluate whether events or circumstances have occurred that indicate that the carrying amount of long-lived assets may not be recoverable. When factors indicate possible impairment, we recognize an impairment loss if the sum of the expected future undiscounted and without interest charges cash flow is less than the carrying amount of the asset. The amount of the impairment loss would be the difference between the fair value of the respective asset and our carrying amount.

We regularly evaluate the realizability of long-lived assets based on projected undiscounted cash flows and operating income. Effective January 1, 2002, we have followed the requirements of FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Note 19).

Research and development

Research and development expenses, comprising employee costs and overheads, are charged to the statement of income as incurred. Research and development expenses for the years ended December 31, 2002, 2001 and 2000 were $4,474, $3,538 and $2,807, respectively.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Income taxes

Income taxes have been provided using the full liability method whereby current tax liabilities or assets are recognized for the estimated taxes payable or refundable tax for the current year and deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carry forwards. Current and deferred tax liabilities and assets are measured based on provisions of the enacted tax laws. We record valuation allowances against deferred tax assets where we do not expect such assets to be realized.

Financial instruments

Our financial instruments recorded on the consolidated balance sheet include cash, accounts receivable, accounts payable, accrued liabilities and debt obligations. The book values of cash, accounts receivable and payable, advance billings, accrued liabilities, due to parent and bank indebtedness are considered to be representative of fair values because of the short-term to maturity of these instruments. The fair values of the long-term debt are based on rates available to us for debt with similar terms and maturities.

Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) as amended by FAS 137 and FAS 138 and as interpreted by the Derivatives Implementation Group, was adopted by us effective as of January 1, 2001. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. FAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

Certain contracts that meet the definition of a derivative under FAS 133 may qualify as a normal purchase or a normal sale. A normal purchase or a normal sale is excluded from the scope of FAS 133. Specific criteria must be met and documented in order for a contract that would otherwise be regarded as a derivative to qualify as a normal purchase or normal sale. We have evaluated all commodity contracts to determine if they meet the definition of a derivative and qualify as a normal purchase or normal sale.

We did not designate any of our derivatives as qualifying hedge instruments under FAS 133 and accordingly recorded the cumulative effect of adopting FAS 133 at January 1, 2001. We have not subsequently designated any of our derivatives as qualifying hedge instruments under FAS 133. Gains and losses related to the fair value adjustment of all derivative instruments are classified in the consolidated statement of income under currency gains and cash flows in the net income (loss) figure in accordance with the earnings treatment of the hedged transaction.

We evaluated our contracts for “embedded” derivatives, and considered whether any embedded derivatives would have to be bifurcated, or separated, from the host contracts in accordance with FAS 133 requirements.

We occasionally enter into foreign currency forward contracts to manage foreign currency exposures related to sales to foreign customers. These contracts are designed to hedge firm commitments to pay European, Asian and North American currencies within a two-year period. The maturities of these contracts are planned to coincide with the receipts of the foreign funds. Recognition of gains and losses on the foreign exchange contracts were deferred until settlement of the particular transaction being hedged. The gains and losses on the contracts offset losses and gains of the transactions being hedged, resulting in protection from the risks of foreign exchange movements for those transactions and the avoidance of losses affecting results of operations. Gains and losses related to the derivative financial instruments for the year ended December 31, 2002 were included within the respective line items within the consolidated statement of income and cash flows to which the item being hedged relates. See Note 16 for discussion of our strategy and objectives for the use of derivative instruments.

Concentration of credit risk

Financial instruments that potentially subject us to credit risk are trade accounts receivable and foreign exchange contracts. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising our customer base and the breakdown of the customer base among geographical areas. We are exposed to credit risk with respect to foreign exchange contracts in the event of non-performance by the counterparties to these financial instruments, which are major financial institutions. Management believes the likelihood of incurring material losses related to this credit risk is remote.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Other comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles in the United States of America are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to shareholder’s equity. Our other comprehensive income is comprised of foreign currency translation adjustments and minimum pension liabilities adjustments.

Prior year comparatives

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year, including the reclassification to long-term receivables of amounts previously shown as trade accounts receivable of $784 and other current assets of $982.

3. ACQUISITIONS

On December 12, 2002, we completed the acquisition of an additional 14.6% share in the “Trench Fushun Bushing Co. Ltd” (Fushun), previously known as Fushun Reyrolle Bushing Co. Ltd, by Trench Limited in Canada. This brings our total investment in the Fushun joint venture to 65%. The excess of the purchase price over the fair value of identifiable net assets was $339 and represents goodwill.

Effective November 26, 2001, we completed the acquisition, which began in April 2000, of the 50.4% voting equity interests consisting of 1,699 common shares in the “Fushun Reyrolle Bushing Co. Ltd” joint venture from VA Tech. On April 21, 2001, Trench UK signed agreements with VA Tech and Fushun Electric Porcelain Works (“Fushun Electric”), pursuant to which Trench UK would acquire VA Tech’s 50.4% equity interest in Fushun Reyrolle Bushing Co. Ltd, a joint venture company organized under the laws of the People’s Republic of China and owned jointly by VA Tech and Fushun Electric, for a purchase price of approximately £1 million ($1,454). The excess of the purchase price over the fair value of identifiable fixed assets is $69 and represents goodwill.

Net assets acquired Cash and cash equivalents	$321
Accounts receivable	3,362
Inventories	1,241
Property, plant and equipment	2,887
Goodwill (including transaction costs of $40)	69
Accounts payable and other current liabilities	(3,560)
Term loans	(1,502)
Minority interest of JV partner	(1,364)

Net assets acquired	$1,454

Consideration Cash	$1,454

The main objective of the purchase was to expand the Trench presence in the growing Chinese market. The Fushun joint venture’s results are consolidated with our group’s results.

The following unaudited pro forma consolidated financial data has been prepared to give effect to the above-noted transaction as if it had occurred on January 1, 2000:

	2001	2000

	(Unaudited)	(Unaudited)
Sales	$229,982	$204,924
Operating income	18,025	14,795
Net loss for the year	(14,822)	(17,845)
Basic and diluted loss per common share in dollars	$(370.55)	$(446.13)

In April 2000, we acquired the assets and related technology of a manufacturer of bushings, “The Bushing Company”, a division of VATech in the UK for consideration of $11,483. The excess of the purchase price over the fair value of the identifiable net assets was $5,808 and represents goodwill to be amortized straight-line over 20 years. As a result of the FASB approved statement FAS No. 142 “Goodwill and Other Intangible Assets” as discussed under the heading Accounting Developments, amortization of goodwill has ceased on the first of January 2002. Please refer to note 6 for more information.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

The following unaudited pro forma consolidated financial data has been prepared to give effect to the above-noted transaction as if it had occurred on January 1, 1999:

	2000	1999

	(Unaudited)	(Unaudited)
Sales	$205,610	$224,589
Operating income	14,823	22,793
Net loss for the year	(18,272)	(1,721)
Basic and diluted loss per common share in dollars	$(456.80)	$(43.03)

In August 2000, we increased our shareholding in the existing Chinese joint venture, MWB Shanghai Co. Ltd. (“Trench China”), from 40% to 65%. Trench China produces instrument transformers. This purchase was recorded as a component of a step acquisition. Accordingly, the excess of the purchase price over 25% of the fair value of the identifiable net assets is $226 and represents goodwill to be amortized straight-line over 10 years. As a result of FAS No. 142 “Goodwill and Other Intangible Assets” amortization of goodwill has ceased on the first of January 2002. Please refer to note 6 for more information.

The following unaudited pro forma consolidated financial data has been prepared to give effect to the above-noted transaction as if it had occurred on January 1, 1999:

	2000	1999

	(Unaudited)	(Unaudited)
Sales	$213,327	$227,650
Operating income	16,519	23,623
Net loss for the year	(17,595)	(1,973)
Basic and diluted loss per common share in dollars	$(439.88)	$(49.33)

The businesses acquired during the 2002 and 2001 financial periods have been fully consolidated using the purchase method from the dates that the responsibilities for operations were transferred to us.

The unaudited pro forma amounts for the above acquisitions do not consider synergies resulting from acquisition and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the dates indicated, or which may result in the future.

4. INVENTORIES

Inventories by major category were as follows at:

	Dec. 31	Dec. 31
	2002	2001

Raw materials	$23,202	$22,932
Work-in-process	11,881	11,326
Finished goods	6,696	3,874

	41,779	38,132
Less: provision	1,891	2,188

	$39,888	$35,944

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment was as follows at:

	Dec. 31	Dec. 31
	2002	2001

Land	$22,279	$18,771
Buildings	33,547	28,822
Machinery and equipment	47,003	39,427

	102,829	87,020
Less: accumulated depreciation	31,614	21,983

	$71,215	$65,037

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Continuity:	Dec. 31 2002

Opening net book value	$65,037
Exchange on opening book value	8,584

Adjusted opening balance	73,621
Additions	5,190
Disposals	(851)
Depreciation	(6,990)
Exchange on depreciation, additions and disposals	245

Ending net book value	$71,215

6. GOODWILL

Goodwill was as follows at:

	Dec. 31	Dec. 31
	2002	2001

Goodwill	$139,252	$129,510
Less: accumulated amortization	15,342	14,128

	$123,910	$115,382

The addition goodwill of $339 in 2002 arose on acquisition of an additional 14.6% share in Fushun (see note 3).

During 2001, the cost of goodwill was adjusted to reflect the final purchase price allocation in connection with the acquisition of Trench UK. In addition the cost was increased in 2001 by $69 to reflect the acquisition of Fushun. Goodwill of Fushun was not amortized as the purchase was not completed until the period after June 30, 2001.

Continuity:	Dec. 31 2002

Opening book value	$115,382
Exchange on opening book value	8,173

Adjusted opening balance	123,555
Additions	339
Exchange on additions and adjustments	16

Ending net book value	$123,910

According to FAS 142, goodwill and intangible assets with indefinite lives are no longer subject to amortization, but rather an annual assessment of impairment by applying a fair-value-based test. The statement requires a test for impairment to be performed annually, or immediately if conditions indicate that such an impairment could exist.

We adopted the statement effective January 1, 2002. As a result of adopting FAS 142 we no longer record goodwill amortization. We have completed the transitional and annual goodwill impairment tests as required under FAS 142 and no impairment was identified.

The following table provides the comparable effects of the adoption of FAS 142 for the period ended December 31, 2002, 2001 and 2000. In 2002, the reported net income figure is without any goodwill amortization, whereas in 2001 and 2000 the reported net income figure is net of goodwill amortization.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

(in thousands, except per share data)
	2002	2001	2000

Net income (loss), after goodwill amortization as presented	$6,482	$(15,227)	$(17,918)
Add back: goodwill amortization (none in 2002)	—	3,487	3,569

Adjusted net income (loss) before goodwill amortization	$6,482	$(11,740)	$(14,349)

Basic and diluted earnings (loss) per share:
Income (loss) per common share before minority interest, after goodwill amortization	$231.03	$(350.88)	$(441.15)
Add back: goodwill amortization	—	87.18	89.23

Adjusted income (loss) per share before minority interest	$231.03	$(263.70)	$(351.92)

Net income (loss) per common share, before change in accounting principle	$162.05	$(380.68)	$(447.95)
Add back: goodwill amortization	—	87.18	89.23

Adjusted net income (loss) per common share before goodwill amortization	$162.05	$(293.50)	$(358.72)

7. INCOME TAXES

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

Current	$5,529	$4,519	$3,621
Deferred	1,236	(2,357)	(636)

Total provision for income taxes	$6,765	$2,162	$2,985

Substantially all of our results of operations are generated outside of the Netherlands. Trench Electric B.V. (“TEBV”) and our parent company file a consolidated tax return in The Netherlands. Included in the tax provision is $1,477 (2001 — $1,432) in respect of TEBV, which has been computed as if TEBV were a separate taxpayer (the separate return method). Of the total current provision of $5,529 (2001 — $4,519), current income taxes in the amount of $1,477 (2001- $1,432) have been reflected as a component of “due to parent” on the balance sheet as TEBV’s profits are shielded by the parent company’s losses for tax purposes.

The following summarizes the recognition of income tax expense using a weighted average income tax rate (as a reference point only in that there is no single jurisdiction in which we operate that is predominant or for which there is a more appropriate rate) compared with our actual income tax expense. The weighted average rate has been determined based on the proportion of the statutory rate in each jurisdiction to the income before tax attributable to each jurisdiction.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

Tax provision at weighted average statutory rate (2002 — 26.08%, 2001 — 29.51%, 2000 — 31.10%)	$4,174	$(3,856)	$(5,234)
Effects of specific rate differences from weighted average statutory rate	(670)	(625)	308
Non-deductible goodwill	—	1,503	1,631
Non taxable portion of foreign exchange gains and losses	(230)	2,648	1,989
Valuation allowance for loss carryforward	1,990	17	3,639
Other	1,501	2,475	652

Total provision for income taxes	$6,765	$2,162	$2,985

Effective tax rate	42%	18%	20%

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

The significant components of deferred income tax are as follows at:

	Dec. 31	Dec. 31
	2002	2001

Current deferred income tax asset
Warranty	$362	$365
Other	—	66

	362	431
Non-current deferred income tax asset
Loss carryforwards	15,654	12,667
Pension and post-retirement benefits	2,152	2,129
Unrealized foreign exchange adjustment	—	2,648
Other	1,755	562

	19,923	18,437
Less: valuation allowance	(7,852)	(6,929)

Total deferred income tax asset	$12,071	$11,508

Current deferred income tax liability
Accounts receivable	$(33)	$(72)
Warranty	(147)	(17)
Other	—	(47)

	(180)	(136)
Non-current deferred income tax liability
Fixed assets and goodwill	(8,847)	(8,401)
Pensions and post retirement benefits	—	(343)
Other	(3,240)	(1,588)

Total deferred income tax liability	$(12,267)	$(10,468)

Net deferred income tax asset/(liability)	$(196)	$1,040

The loss carry forwards relate primarily to our French, German and Swiss subsidiaries. These loss carry forwards are available to reduce taxes otherwise payable. We have net operating loss carry forwards of approximately $45,953 (2001 — $35,346) at December 31, 2002 which expire as follows:

2003	$737
2004	1,530
2005	5,800
2006	6,773
2007	19,845
2008	1,377
2009	—
Indefinite	9,891

Total	$45,953

FAS 109 requires that deferred income tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred income tax asset will not be realized. The net valuation allowance against the deferred income tax asset increased by $2,943 in 2002 (2001 — increase by $2,700). The valuation allowance recorded by us is in respect of the loss carry forwards after giving consideration to the uncertainty associated with our ability to realize the benefit of the loss carry forwards in future years.

Cumulative undistributed earnings of foreign subsidiaries approximated $32,796 at December 31, 2002 (2001 — $19,980). Such earnings are expected to be reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. While there are no specific plans to remit the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

8. LONG-TERM DEBT AND BANK INDEBTEDNESS

Long-term debt consists of the following at:

	Dec. 31	Dec. 31	Currency
	2002	2001	Denomination

10 1/4% Senior subordinated notes	$150,915	$150,915	U.S. dollars
CIBC World Markets Plc
Term Facility	18,537	21,121	U.S. dollars/Euros/Pounds Sterling
Other ICBC Bank Shanghai Branch	7,207	7,207	Chinese renminbis
Bank of China	1,864	1,502	Chinese renminbis
Agence Rhin Meuse	692	711	Euros
SEC Finance Company	121	121	Chinese renminbis

Total long-term debt	179,336	181,577
Less: current portion of long-term debt	13,286	10,885

Non-current portion of long-term debt	$166,050	$170,692

Interest payments on the senior subordinated notes, which are repayable on December 15, 2007, are due on June 15 and December 15 of each year. The notes are redeemable at the option of the issuers, Trench Electric S.A. (Luxembourg) and Trench Inc. (Canada), in whole or in part upon the occurrence of certain events. The notes are subordinated in right of payment to existing and future senior indebtedness of the issuers and the Group, including the term facilities noted above. The notes are fully and unconditionally guaranteed by us and our subsidiaries other than our French subsidiary, Trench France S.A. its parent, Finatrench (France) S.A., the Chinese joint ventures, Valtimon Holding BV and Trench Brasil Ltda. The bond indenture includes certain covenants that, among other things, limit or otherwise affect the incurrence of additional indebtedness by us and certain of our subsidiaries; the payment of dividends and other restricted payments; transactions with affiliates; the sale or issuance of certain subsidiaries’ capital stock and preferred stock; the creation of restrictions on distributions from certain subsidiaries; asset sales; other senior subordinated indebtedness; the incurrence of liens and sale/leaseback transactions; and mergers, or consolidations.

Trench has complied with the various financial covenants in our Facilities Agreement. Having taken account of amendment letters received from our Senior Lenders, we anticipate remaining in compliance with those covenants. The amendments permitted us to take the entire gain of approximately $5.5 million over the six quarters ending March 2002 (for covenant calculation purposes only) on the 2000 sale of certain instrument transformer and bushings technologies in connection with our Shanghai operation. This amendment was consented to on the basis that substantially all of the gain has already been realized in cash. Under U.S. GAAP the gain will be recognized over a 10-year period. Similarly, we have obtained an amendment letter from our Senior Lenders to allow us to recognize (for covenant purposes only) the $10 million gain from the sale of certain coil technologies in 2002 in connection with our Shanghai operation on an accelerated basis to the end of December 31, 2006. Under U.S. GAAP the gain will be recognized over a 10-year period.

In addition, our Senior Lenders have agreed to increase the headroom available to us within the financial covenants for the interest coverage and the leverage ratios from 31st March 2003 to 31st December 2005. For the avoidance of doubt no changes have been made to the Net Worth covenant or the Cash Flow to Debt Service covenant.

Also, our Senior Lenders have agreed that both the cash costs and the profit and loss write-offs associated with the reorganization in Switzerland in 2000 and 2001 can be excluded from all covenant calculations as originally defined. Items associated with the reorganization in Switzerland have been subject to separate additional covenant tests.

The amendments also create additional flexibility under our capital expenditures covenant in connection with the capital expenditures in China. The original capital expenditure covenant was set prior to Trench China, in Shanghai being consolidated into the Group results.

For the year 2001 only our Senior Lenders agreed that the usage of fixed foreign exchange rates as applied in calculating the Net Worth covenant could be extended to include the interest coverage and leverage ratios. For the avoidance of doubt the affected covenants did not include the cash flow to debt service covenant , which remained unchanged.

Notwithstanding the foregoing, there can be no guarantee that we will remain in compliance with our financial covenants. Failure to

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

remain in compliance, or to obtain additional amendments, would have a material adverse effect on our liquidity.

In April, 2000, our debt was refinanced by means of senior debt arranged by CIBC World Markets plc (“CIBC”). The senior facilities are collateralized by fixed and floating charges on all our assets and shares and upstream, cross and downstream guarantees.

The CIBC Term loan is denominated in U.S. dollars, Euros and British pounds and bears interest at LIBOR plus 2%. If certain financial ratios are met, the margin can be reduced to as low as 1.5%.

The loans from ICBC Bank Shanghai Branch bear interest at a rate of 5.85%.

The loans from Bank of China bear interest at a rate of 5.54 to 5.58%.

The loan from Agence Rhin Meuse bears interest at a rate of 0%.

Long-term debt is repayable as follows:

2003	$13,286
2004	5,582
2005	5,621
2006	3,802
2007	151,045
thereafter	—

$179,336

In 2000, CIBC World Markets plc made available a revolving credit facility by way of cash advances at a rate of LIBOR plus 2% and letters of credit not to exceed a maximum of $35,000. In 1999, Credit Suisse First Boston Canada had made available a revolving credit facility by way of cash advances at a rate of LIBOR plus 2% and letters of credit not to exceed a maximum of $55,000, which was replaced by the CIBC facility. The shares of our operating companies, with the exception of Austria, Brasil and the Chinese joint ventures, have been pledged as collateral for the Term Loan and the revolving credit facility. A non-utilization fee of 0.75% per annum (2001 — 0.75%) on the daily unused facility is payable.

As at December 31, 2002, $5,808 (2001 — $10,699) had been drawn against this facility and is recorded as bank indebtedness on the balance sheet. The average weighted interest rate on bank indebtedness was 4.9% at December 31, 2002 (2001 — 6.2%).

9. ACCRUED LIABILITIES AND OTHER LIABILITIES

Accrued liabilities and other liabilities were as follows at:

	Dec. 31	Dec. 31
	2002	2001

Accrued payroll costs	$5,285	$3,865
Accrued employee benefits	3,543	3,359
Deferred income	1,851	269
Warranty (note 22)	2,729	2,027
Accrued interest	1,290	767
Reorganization accrual in Trench Switzerland	—	565
Head office cost accruals	3,462	2,254
Accrued commissions	3,287	1,404
Payments received on account	467	609
Other liabilities	3,688	6,347

	$25,602	$21,466

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

10. PENSION ASSETS AND LIABILITIES

Certain subsidiaries sponsor, for substantially all employees, defined benefit pension plans. The assets for some of these plans are kept externally, however, in Germany, no independent assets exist for the pension obligations. Where plan assets exist, these have been measured at market value. The benefits under these plans are based primarily on years of service and either final average salary or fixed amounts for each year of service. Plan assets consist principally of publicly traded equity and fixed-income securities.

The funded status of our defined benefit pension plans was as follows at :

	Dec. 31	Dec. 31
	2002	2001

Change in benefit obligation
Benefit obligation — Beginning of year	$32,531	$32,487
Service costs	964	970
Interest costs	2,207	2,096
Settlements	—	(1,242)
Net actuarial loss (gain)	(809)	778
Employee contributions	—	—
Benefits paid	(1,052)	(1,115)
Exchange effect	1,951	(1,443)

Benefit obligation — End of year	$35,792	$32,531

Change in plan assets
Fair value of plan assets — Beginning of year	$21,056	$23,321
Actual return on plan assets	(2,167)	(281)
Employer contribution	234	919
Employee contribution	476	484
Benefits paid	(611)	(2,040)
Exchange effect	326	(1,347)

Fair value of plan assets — End of year	$19,314	$21,056

Funded status	$(16,478)	$(11,475)
Unrecognized actuarial loss	6,790	3,865
Unrecognized prior service cost	118	152

Net amount recognized	$(9,570)	$(7,458)

Amounts recognized in the consolidated balance sheet consists of:
Prepaid benefits cost	$252	$1,006
Accrued benefits liability	(9,822)	(9,229)
Minimum pension liability adjustment	(1,050)	—
Accumulated other comprehensive income	1,050	765

Net amount recognized	$(9,570)	$(7,458)

The projected benefit obligation and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $44,522 and $30,293, respectively, as at December 31, 2002 (2001 — $31,531 and $19,857, respectively). The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $6,757, $6,744 and $1,573 as at December 31, 2002 (2001 — $9,377, $9,377 and $nil respectively).

Assumptions used to develop the net periodic benefits cost for the defined benefit plans were as follows for the years ended:

	Dec. 31	Dec. 31	Dec. 31
	2002	2001	2000

Discount rate	6.4%	6.6%	7.0%
Expected return on plan assets	7.5%	8.5%	8.3%
Rate of compensation increase	3.2%	3.9%	4.3%

Prior service costs are amortized over the estimated average remaining service lives of employees.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

The components of net periodic benefits cost for the defined benefit plans were as follows for the years ended:

	Dec. 31	Dec. 31	Dec. 31
	2002	2001	2000

Components of net periodic benefits cost Service cost	$964	$970	$1,041
Interest cost	2,207	2,091	2,091
Expected return on plan assets	(1,606)	(1,852)	(1,823)
Recognized actuarial loss	207	7	94
Amortization of prior service cost	10	—	(60)

Net periodic benefits cost	$1,782	$1,216	$1,343

In addition, we sponsor defined contribution pension plans covering substantially all of the employees of the Swiss subsidiary and French subsidiary. Contributions are determined by matching a percentage of employee contributions. The pension expense for these defined contribution plans for the years ended December 31, 2002, 2001 and 2000 were $859, $970 and $679, respectively.

11.     POST-RETIREMENT LIABILITIES

Our Canadian subsidiary provides health care and life insurance benefits to their eligible retired employees, with some of these retirees paying a portion of the related costs. The funded status of the plan was as follows at

	Dec. 31	Dec. 31
	2002	2001

Change in benefit obligation
Benefit obligation — Beginning of year	$2,278	$2,177
Service costs	116	95
Interest costs	182	159
Actuarial loss	278	—
Benefits paid	(19)	(19)
Exchange effect	36	(134)

Benefit obligation — End of year	$2,871	$2,278

Funded status	$(2,871)	$(2,278)
Unrecognized actuarial loss	330	—

Net amount recognized in the consolidated balance sheet	$(2,541)	$(2,278)

All of our post-retirement plans have a projected benefit obligation in excess of plan assets.

Assumptions used to develop the net periodic benefits cost for the post-retirement plans were as follows for the years ended:

	2002	2001	2000

Discount rate	6.8%	7.3%	7.3%
Rate of compensation increase	4.3%	4.8%	4.8%
Medical — initial	8.0%	3.2%	4.8%
Medical — ultimate	5.0%	3.2%	3.8%
Years to ultimate	6 yr	0 yr	1 yr
Dental	4.0%	3.3%	3.8%
Sensitivities
Effect of 1% increase in trend rate
— Service cost and interest cost	$50	$75	$71
— Accrued post-retirement benefit obligation	402	562	528
Effect of 1% decrease in trend rate
— Service cost and interest cost	(47)	(67)	(64)
— Accrued post-retirement benefit obligation	(352)	(454)	(426)

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

The medical and dental assumptions and sensitivities are applicable only to the Canadian obligation.

	Dec. 31	Dec. 31	Dec. 31
	2002	2001	2000

Components of net periodic benefits cost
Service cost	$116	$95	$95
Interest cost	182	159	150
Recognized actuarial cost	4	—	—

Net periodic benefits cost	$302	$254	$245

In addition to the above, our Austrian subsidiary provides severance benefits and jubilee payments to eligible employees. The accrued liability in respect of these benefits was $3,174 as at December 31, 2002 (2001 — $2,449). The charge to income for 2002 was $325 (2001 — $472, 2000 — $281).

12. COMMITMENTS AND CONTINGENCIES

Operating leases

We are committed under various operating leases for buildings, machinery and equipment. The minimum annual payments under these contracts are approximately as follows:

2003	$2,168
2004	2,112
2005	2,029
2006	1,843
2007	1,829
2008	1,784
2009 and beyond	12,545

$24,310

Operating lease expense for the years ended December 31, 2002, 2001 and 2000 were $2,185, $1,755 and $2,837, respectively. Included in the item “2009 and beyond” is a 12-year land lease commitment for Fushun and a 17.5-year land and building lease commitment for Trench China in Shanghai.

Capital leases

We are committed under various capital leases for plant and equipment. In 2002, the portion of the machinery and equipment financed by capital leases is cost of $1,523 (2001 — $1,301), accumulated depreciation of $694 (2001 — $166) and a net book value of $829 (2001 — $1,135). The minimum annual payments under capital leases are approximately as follows:

2003	$613
2004	131

744
Imputed interest	68

$676

Litigation

In the ordinary course of business, we are the subject of or party to pending or threatened litigation and claims. While it is not possible to predict with certainty the outcome of such matters individually or in the aggregate, management believes that the ultimate results will not have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

Environmental matters

Our facilities are subject to a range of federal, state, local and foreign environmental and occupational health and safety laws, including those laws relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous waste and the remediation of contamination associated with the current and historic use of hazardous substances or materials. If a release of hazardous substances or materials occurs on or from our properties or any off-site disposal location used by us, or if contamination from prior activities is discovered at any of its properties, we may be held liable for the costs of remediation, natural resource damages and associated transaction costs. While the amount of such liability could be material, we devote resources to ensure that our current operations are conducted in a manner that reduces such risks.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

We believe that we are currently in compliance with, and not subject to liability under, any environmental laws, except where such non-compliance or liability would not reasonably be expected to have a material adverse effect on our consolidated financial position or results of operations.

13. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities at December 31, 2002 and 2001 include the non-current portion of proceeds received from the joint venture partner, SITW, in Shanghai, China relating to sale of coil, bushing and instrument transformer technology. The amount is net of certain expenses and is being recognized into income on a straight-line basis over a ten-year period.

14. OTHER MATTERS

Restructuring and Integration Provisions

On January 24, 2001, our Board of Management approved and announced the closure of all main production operations for Trench Switzerland. Closure procedures were completely finished by the end of 2001. The Swiss site continues to be our main centre of engineering for instrument transformers and is the base for R&D activities in new designs and measurement technologies.

At December 31, 2001, $1,317 of the liability had been paid out. The cash paid for integration costs in 2001 was $3,356 (2000 — $373). In 2002, we wrote off $99 in inventory. Refer to Note 20 for 2003 developments.

Sale of AVC Product Line

Trench Limited completed the sale of its Adaptive VAR Compensative Product Line to the S&C Electric Company for $850 on June 12, 2002.

15. CHANGES IN NON-CASH WORKING CAPITAL AND OTHER NON-CASH ITEMS

Changes in non-cash working capital are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

Decrease/(increase) in trade accounts receivable, prepayments and other current assets	$3,415	$(6,337)	$(1,359)
Decrease (increase) in inventories	(353)	253	(5,398)
(Decrease) Increase in accounts payable, accrued liabilities and advance billings	(5,598)	1,728	5,590
Increase in income tax payable	382	1,114	1,589
Increase in due to parent	1,782	1,309	1,237
(Decrease) increase in restructuring provision	—	—	(1,364)
Decrease (increase) in pension assets	769	170	(28)
Increase in pension and post-retirement benefits	898	78	422
Decrease in deferred income tax	(971)	(2,350)	(517)
Increase in other liabilities	—	—	3,729

	$324	$(4,035)	$3,901

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

16. FINANCIAL INSTRUMENTS

During the normal course of business, we are exposed to foreign currency risk. These risks create volatility in earnings and cash flows from period to period. We occasionally make use of derivative instruments to eliminate or limit these risks. Our objective is to reduce the volatility of earnings and cash flows associated with market risks. Derivative instruments held by us are used for hedging and non-speculative purposes.

We have recognized obligations denominated in foreign currencies. We seek to hedge a portion of the foreign currency risk arising from foreign currency-denominated forecasted transactions and certain significant recognized assets and liabilities. Forwards are used to fix or protect the exchange rate to be used for designated foreign currency-denominated forecasted transactions. The gains and losses on the derivative contracts offset, to a certain extent, the gains and losses on the transactions being hedged resulting in the avoidance, to a certain extent, of losses affecting our results of operations.

At December 31, 2002 and 2001, we were committed to sell foreign currencies for proceeds of $256 and $945, respectively. The contracts have varying maturities with none extending beyond 2003. Gains upon fair-valuing the foreign currency exchange contracts that amounted to $45 for the year ended 2002 were recorded in current earnings. The fair values are based on dealer quotes at the respective reporting dates. We did not designate any of our derivatives as qualifying hedge instruments under FAS 133. The cumulative effect of adopting FAS 133 at January 1, 2001, representing the initial revaluation of derivatives as an after tax charge, would have been $56 in net income as a cumulative-effect-type adjustment.

The carrying amounts and fair values of our significant financial instruments were as follows at December 31, 2002 and 2001:

	2002		2001

	Carrying		Carrying
	amount	Fair value	amount	Fair value

Cash and cash equivalents	$15,422	$15,422	$11,729	$11,729
Trade receivables, prepayments and other current assets	72,427	72,427	69,021	69,021
Bank indebtedness	5,808	5,808	10,699	10,699
Accounts payable, accrued liabilities, advance billings, income tax payable and due to parent	68,449	68,449	65,398	65,398
Long-term debt (including current portion)	179,336	141,607	181,577	134,793
Foreign currency forward contracts	45	45	41	41

Valuation of Derivative Instruments

The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables. We monitor the fair value of derivative instruments on a periodic basis. Foreign currency and commodity forwards are valued using forward rates observed from quoted prices in the relevant markets when possible. We assume parties to long-term contracts are economically rational and will immediately exercise early termination rights if economically beneficial when such rights exist in the contract.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

17. SEGMENTED INFORMATION

We operate in one industry segment that designs and manufactures electrical transmission and distribution equipment that transforms, regulates, conditions and measures electricity for utility and industrial customers. Sales, operating income, total assets, purchase of property, plant and equipment, depreciation and goodwill amortization and sales by customer location pertaining to the geographic areas in which we operate are presented below. Product transfers between geographic areas are accounted for based on the estimated fair market value of the products.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

Sales by origin
American operations	$106,085	$102,303	$98,017
European operations	143,864	130,140	117,796
International operations	40,963	25,281	7,301
Intersegment elimination	(35,026)	(33,468)	(22,300)

	$255,886	$224,256	$200,814

Operating income
American operations	$17,475	$15,588	$14,001
European operations	7,680	(2,628)	(443)
International operations	8,196	4,187	1,005

	$33,351	$17,147	$14,563

Purchase of property, plant and equipment
American operations	$1,429	$867	$1,603
European operations	2,098	3,520	2,041
International operations	1,663	3,338	72

	$5,190	$7,725	$3,716

Depreciation and goodwill amortization
American operations	$1,103	$3,205	$3,310
European operations	4,615	6,273	8,474
International operations	1,272	934	345

	$6,990	$10,412	$12,129

Sales by customer location
Americas	$94,722	$92,604	$88,119
Europe	88,039	86,072	79,660
Asia	61,088	38,928	23,444
Other	12,037	6,652	9,591

	$255,886	$224,256	$200,814

	Dec. 31	Dec. 31
	2002	2001

Total assets
American operations	$119,492	$116,238
European operations	177,105	158,263
International operations	49,123	42,536

	$345,720	$317,037

18. RELATED PARTY TRANSACTIONS

During the year, we paid $0.6 million (2001 — $0.6 million, 2000 — $0.4 million) in monitoring fees to CVC Capital Partners Limited (“CVC”). The principal shareholders of the parent company are four entities, which are managed or advised by CVC.

19. NEW ACCOUNTING STANDARDS

In July 2001, FAS 143, “Accounting for Asset Retirement Obligations,” was issued. This requires recording the fair value of a liability for an asset retirement obligation in the period incurred. The amount recorded as a liability is capitalized by increasing the carrying amount of the related long-lived asset, which is then depreciated over its useful life. If the liability is settled for an amount other than the recorded balance, either a gain or loss will be recognized at settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application permitted. We are presently evaluating the impact of this standard on our financial position and results of operations but we

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

do not expect the adoption of FAS 143 to have a material impact on our operating results or financial position.

In April 2002, FAS 145, “Rescission of FAS 4, 44 and 64, Amendment to FAS 13, and Technical Corrections,” was issued. This standard updates, clarifies and simplifies existing accounting pronouncements. It rescinds FAS 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related taxes. Upon adoption, the criteria in APB 30 will be used to classify such gains and losses. Gains or losses on extinguishments of debt that were classified as extraordinary in prior periods presented that do not meet APB 30 criteria for classification as extraordinary must be reclassified into earnings from operations. FAS 145 also rescinds FAS 64, which amended FAS 4 and FAS 44, which established accounting requirements for the transition of the Motor Carrier Act of 1980. FAS 145 amends FAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. We have early adopted this new standard. We believe that this standard does not have a material impact on our financial position and results of operations.

In July 2002, FAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” was issued. This addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and that an entity’s commitment to a plan, by itself, does not create a present obligation to others. We must adopt this standard for exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of FAS 146 to have a material impact on our operating results or financial position.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Interpretation expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which is being superseded. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002 and we have complied with the disclosure requirements. We do not expect the future adoption of other parts of this standard to have a material impact on our operating results or financial position.

In December 2002, FASB issued Statement 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. Under the provisions of Statement 123 that remain unaffected by Statement 148, companies may either recognize expenses on a fair value based method in the income statement or disclose the pro forma effects of that method in the footnotes to the financial statements. We are still assessing this new standard but do not believe that it will have a material effect on our results of operation or financial condition upon adoption.

In January 2003, FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. The interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. Some disclosures apply to financial

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

statements issued after January 31, 2003. We have assessed this new standard and do not believe that it has a material effect on our results of operations or financial condition.

20. SUBSEQUENT EVENT

On January 13, 2003, we announced a restructuring plan for Trench Suisse-France (TSF). This restructuring plan aims to improve the long-term competitiveness of TSF in the market. The restructuring includes the termination of 34 jobs in the administrative area and in the production area the number of temporary jobs will be reduced. The estimated costs associated with this restructuring is approximately $1 million, which will be accounted for under FAS 146.

21. SHARE OPTIONS

During the year ended December 31, 2000, Trench Electric Holdings B.V., the parent company of Trench Electric B.V., approved a new share option scheme, which included in its terms the ability to grant share options to certain employees of Trench Electric B.V. The share options granted under this scheme may only be exercised within a 10 day period preceding the sale or flotation of the Group. These options do not have an expiry date but may not be exercised unless sale or flotation occurs. No compensation cost has been recognized for this scheme for the year ended December 31, 2002 (2001 — nil and 2000 — nil) as it was not considered probable that the future performance criteria would be met as of December 31, 2002. This result is not necessarily indicative of compensation that may be recognized in future years in respect of these options.

Share option activity for the three years ended December was as follows:

	Number of	Weighted-
	Shares	Average
	Under Option	Exercise Price

Outstanding at December 31, 1999	968	$4.08
Granted	2,558	$4.08
Forfeited	(128)	$4.08

Outstanding at December 31, 2000	3,398	$4.08

Granted	—	$4.08
Forfeited	—	$4.08

Outstanding at December 31, 2001	3,398	$4.08

Granted	—	$4.08
Forfeited	—	$4.08

Outstanding at December 31, 2002	3,398	$4.08

Exercisable at December 31, 1999	—	—
Exercisable at December 31, 2000	—	—
Exercisable at December 31, 2001	—	—
Exercisable at December 31, 2002	—	—

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

22. GUARANTEES

We extend a variety of financial and product warranty guarantees to third parties. As of December 31, 2002 the following were outstanding:

In 000’s U.S. Dollars
	Maximum	Carrying
	Potential	Amount of
	Payment	Liability

Financial guarantees:
CIBC letters of credit and guarantees	$13,879	$—
Other letters of credit and guarantees	2,287	—

	$16,166	$—

We accrue for costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued.

We provide service and warranty policies on our products and extend performance and operating cost guarantees beyond normal service and warranty policies on some of our products. Liability under service and warranty policies is based upon a review of historical warranty and service claim experience. Liability for performance and operating cost guarantees is based upon future product performance and durability, and is estimated largely based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant. In addition, we may incur discretionary costs to service our products in connection with product performance issues.

The changes in the carrying amount of service and product warranties and product performance guarantees for the year ended December 31, 2002 are as follows:

Dec. 31
In 000’s U.S. Dollars	2002

Balance as of January 1, 2002	$2,027
Warranties and guarantees issued	1,267
Settlements made	(736)
Adjustments to provision	10
Exchange	161

Balance as of December 31, 2002	$2,729

Certain companies at the TEBV level or below are cross guaranteeing the loans at the TEHBV parent level, namely the vendor loan to BBA and certain shareholder loans by the four CVC entities.

23. SUPPLEMENTAL GUARANTOR INFORMATION

Trench Electric S.A. and Trench Inc., two wholly owned subsidiaries, issued senior subordinated notes in the amount of $160,000, which are fully and unconditionally guaranteed on an unsecured, senior subordinated joint and several basis by the Group and each of our material members, other than Trench France S.A., Finatrench (France) S.A., Valtimon Holding BV, the Chinese joint ventures and Trench Brasil Ltda. The following combining financial data illustrates the composition of the guarantor members and the non-guarantor members. Separate complete financial statements of the respective guarantors would not provide additional information which would be useful in assessing the financial composition of the guarantor members and thus are not presented.

The eliminations in the combining balance sheet include the elimination of Finatrench (France) S.A.’s investment in its subsidiary companies, Trench Germany GmbH, a guarantor, and Trench France S.A., a non-guarantor. The eliminations are incorporated in the combining statement of shareholder’s equity to arrive at the ending balances.

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

SUPPLEMENTAL COMBINING BALANCE SHEETS

As at December 31, 2002
(expressed in thousands of U.S. dollars)

		Non-
	Guarantor	Guarantor
	Members	Members	Eliminations	Combined

ASSETS
Current assets
Cash and cash equivalents	$9,091	$6,331	$—	$15,422
Trade accounts receivable	38,102	33,154	(3,990)	67,266
Inventories, net	17,854	22,034	—	39,888
Prepayments	450	193	—	643
Deferred income tax	—	416	(54)	362
Income tax receivable	—	22	(22)	—
Other current assets	2,778	1,740	—	4,518

Total current assets	68,275	63,890	(4,066)	128,099
Property, plant and equipment	48,890	22,325	—	71,215
Goodwill	123,030	9,882	(9,002)	123,910
Prepaid pension	252	—	—	252
Deferred financing costs	4,199	521	—	4,720
Deferred income tax	3,970	7,739	—	11,709
Investment in subsidiaries	29,015	41,139	(70,154)	—
Long-term receivables	5,735	—	—	5,735
Other assets	80	—	—	80

Total assets	$283,446	$145,496	$(83,222)	$345,720

LIABILITIES
Current liabilities
Bank indebtedness	$4,767	$1,041	$—	$5,808
Trade accounts payable	13,626	17,719	(3,990)	27,355
Accrued liabilities	13,327	12,275	—	25,602
Advance billings	1,955	4,127	—	6,082
Due to parent	6,103	—	—	6,103
Income tax payable	3,316	13	(22)	3,307
Deferred income tax	180	—	—	180
Current portion of obligation under capital lease	50	507	—	557
Current portion of long-term debt	3,167	10,119	—	13,286

Total current liabilities	46,491	45,801	(4,012)	88,280
Group loans	(38,753)	38,753	—	—
Current portion of obligation under capital lease	3	116	—	119
Long-term debt	160,909	5,141	—	166,050
Pension and post-retirement benefits	16,587	—	—	16,587
Deferred income tax	5,465	6,676	(54)	12,087
Other liabilities	12,090	—	—	12,090

Total liabilities	202,792	96,487	(4,066)	295,213

Minority interest	8,698	—	—	8,698
Contingencies and commitments

SHAREHOLDER’S EQUITY
Share capital	(4,574)	34,638	(30,044)	20
Additional paid in capital	75,693	388	(387)	75,694
Accumulated other comprehensive income (expense)	(3,652)	730	—	(2,922)
Accumulated (deficit) earnings	4,489	13,253	(48,725)	(30,983)

Total shareholder’s equity	71,956	49,009	(79,156)	41,809

Total liabilities and shareholder’s equity	$283,446	$145,496	$(83,222)	$345,720

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

SUPPLEMENTAL COMBINING BALANCE SHEETS

As at December 31, 2001
(expressed in thousands of U.S. dollars)

		Non-
	Guarantor	Guarantor
	Members	Members	Eliminations	Combined

ASSETS
Current assets
Cash and cash equivalents	$4,925	$6,804	$—	$11,729
Trade accounts receivable	40,676	30,919	(7,195)	64,400
Inventories, net	17,222	18,722	—	35,944
Prepayments	317	116	—	433
Deferred income tax	340	91	—	431
Other current assets	1,957	2,231	—	4,188

Total current assets	65,437	58,883	(7,195)	117,125
Property, plant and equipment	42,939	22,098	—	65,037
Goodwill	115,382	8,454	(8,454)	115,382
Prepaid pension	1,006	—	—	1,006
Deferred financing costs	5,023	552	—	5,575
Deferred income tax	6,536	4,541	—	11,077
Investment in subsidiaries	32,298	41,139	(73,437)	—
Long-term receivables	1,766	—	—	1,766
Other assets	69	—	—	69

Total assets	$270,456	$135,667	$(89,086)	$317,037

LIABILITIES
Current liabilities
Bank indebtedness	$9,808	$891	$—	$10,699
Trade accounts payable	19,625	20,708	(7,195)	33,138
Accrued liabilities	7,874	12,770	822	21,466
Advance billings	892	1,679	—	2,571
Due to parent	3,696	—	—	3,696
Income tax payable	3,473	1,054	—	4,527
Deferred income tax	136	—	—	136
Current portion of obligation under capital lease	74	429	—	503
Current portion of long-term debt	2,543	8,342	—	10,885

Total current liabilities	48,121	45,873	(6,373)	87,621
Group loans	(26,746)	26,746	—	—
Current portion of obligation under capital lease	44	533	—	577
Long-term debt	164,001	6,691	—	170,692
Pension and post-retirement benefits	13,956	—	—	13,956
Deferred income tax	6,477	3,855	—	10,332
Other liabilities	3,509	—	—	3,509

Total liabilities	209,362	83,698	(6,373)	286,687

Minority interest	6,933	—	—	6,933
Contingencies and commitments

SHAREHOLDER’S EQUITY
Share capital	(1,878)	33,657	(31,759)	20
Additional paid in capital	75,694	388	(388)	75,694
Accumulated other comprehensive income (expense)	(18,958)	3,432	—	(15,526)
Accumulated (deficit) earnings	(697)	14,492	(50,566)	(36,771)

Total shareholder’s equity	54,161	51,969	(82,713)	23,417

Total liabilities and shareholder’s equity	$270,456	$135,667	$(89,086)	$317,037

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

SUPPLEMENTAL COMBINING STATEMENTS OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS)
For the year ended December 31, 2002
(expressed in thousands of U.S. dollars)

		Non-
	Guarantor	guarantor
	members	Members	Eliminations	Combined

Sales	$185,839	$80,127	$(10,080)	$255,886
Cost of sales	128,455	59,822	(10,080)	178,197

Gross profit	57,384	20,305	—	77,689
Selling, general and administrative expenses	29,641	15,452	—	45,093
Gain on sale of assets	(755)	—	—	(755)

Operating income	28,498	4,853	—	33,351
Foreign exchange losses (gains)	(2,763)	470	—	(2,293)
Interest expense and other	16,104	3,534	—	19,638

Income before income taxes, and minority interest	15,157	849	—	16,006
Provision for income taxes	6,286	479	—	6,765

Income before minority interest	8,871	370	—	9,241
Minority interests	2,759	—	—	2,759

Net income for the year	6,112	370	—	6,482
Minimum pension liability adjustment	(285)	—	—	(285)
Foreign currency translation adjustment	10,190	2,699	—	12,889

Comprehensive income for the year	$16,017	$3,069	$—	$19,086

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

SUPPLEMENTAL COMBINING STATEMENTS OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS)

For the year ended December 31, 2001
(expressed in thousands of U.S. dollars)

		Non-
	Guarantor	guarantor
	members	Members	Eliminations	Combined

Sales	$171,299	$59,972	$(7,015)	$224,256
Cost of sales	119,353	48,443	(7,015)	160,781

Gross profit	51,946	11,529	—	63,475
Selling, general and administrative expenses	34,187	12,141	—	46,328

Operating income (loss)	17,759	(612)	—	17,147
Foreign exchange losses (gains)	9,235	(133)	—	9,102
Interest expense and other	16,409	3,509	—	19,918

(Loss) income before income taxes, extraordinary gain and minority interest	(7,885)	(3,988)	—	(11,873)
Provision for income taxes	2,900	(738)	—	2,162

(Loss) income before minority interest	(10,785)	(3,250)	—	(14,035)
Minority interests	1,192	—	—	1,192

Net (loss) income for the year	(11,977)	(3,250)	—	(15,227)
Minimum pension liability adjustment	114	—	—	114
Foreign currency translation adjustment	(1,072)	458	—	(614)

Comprehensive (loss) income for the year	$(12,935)	$(2,792)	$—	$(15,727)

For the year ended December 31, 2000
(expressed in thousands of U.S. dollars)

		Non-
	Guarantor	guarantor
	members	Members	Eliminations	Combined

Sales	$167,460	$38,633	$(5,279)	$200,814
Cost of sales	117,468	29,039	(5,279)	141,228

Gross profit	49,992	9,594	—	59,586
Contract termination	644	—	—	644
Selling, general and administrative expenses	35,982	8,397	—	44,379

Operating income	13,366	1,197	—	14,563
Gain on extinguishment of debt	(2,170)	—	—	(2,170)
Foreign exchange losses (gains)	7,525	140	—	7,665
Interest expense and other	20,252	3,477	—	23,729

(Loss) income before income taxes, extraordinary gain and minority interest	(12,241)	(2,420)	—	(14,661)
Provision for income taxes	1,880	1,105	—	2,985

(Loss) income before extraordinary gain and minority interest	(14,121)	(3,525)	—	(17,646)
Minority interests	272	—	—	272

Net (loss) income for the year	(14,393)	(3,525)	—	(17,918)
Minimum pension liability adjustment	(912)	—	—	(912)
Foreign currency translation adjustment	90	(3,163)	—	(3,073)

Comprehensive (loss) income for the year	$(15,215)	$(6,688)	$—	$(21,903)

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

SUPPLEMENTAL COMBINING STATEMENTS OF SHAREHOLDER’S EQUITY

(expressed in thousands of U.S. dollars)

	Guarantor members			Non-Guarantor members			Combined

		Minimum			Minimum			Minimum
		pension and			pension and			pension and
		cumulative			cumulative			cumulative
	Capital	translation		Capital	translation		Capital	translation
	employed	adjustment	Total	employed	adjustment	Total	employed	adjustment	Total

Balance — December 31, 1999	$72,439	$(12,945)	$59,494	$(351)	$1,904	$1,553	$72,088	$(11,041)	$61,047
Net (loss) income for the year	(14,996)	—	(14,996)	(2,922)	—	(2,922)	(17,918)	—	(17,918)
Minimum pension liability adjustment	—	(912)	(912)	—	—	—	—	(912)	(912)
Foreign currency cumulative translation adjustment	—	90	90	—	(3,163)	(3,163)	—	(3,073)	(3,073)

Balance — December 31, 2000	$57,443	$(13,767)	$43,676	$(3,273)	$(1,259)	$(4,532)	$54,170	$(15,026)	$39,144
Net (loss) income for the year	(12,342)	—	(12,342)	(2,885)	—	(2,885)	(15,227)	—	(15,227)
Dividends received/(paid)	(2,955)	—	(2,955)	2,955	—	2,955	—	—	—
Minimum pension liability adjustment	—	114	114	—	—	—	—	114	114
Foreign currency cumulative translation adjustment	—	(1,072)	(1,072)	—	458	458	—	(614)	(614)

Balance — December 31, 2001	$42,146	$(14,725)	$27,421	$(3,203)	$(801)	$(4,004)	$38,943	$(15,526)	$23,417
Net (loss) income for the year	6,112	—	6,112	370	—	370	6,482	—	6,482
Dividends received/(paid)	100	—	100	(794)	—	(794)	(694)	—	(694)
Minimum pension liability adjustment	—	(285)	(285)	—	—	—	—	(285)	(285)
Foreign currency cumulative translation adjustment	—	10,190	10,190	—	2,699	2,699	—	12,889	12,889

Balance — December 31, 2002	$48,358	$(4,820)	$43,538	$(3,627)	$1,898	$(1,729)	$44,731	$(2,922)	$41,809

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

SUPPLEMENTAL COMBINING STATEMENTS OF CASH FLOWS

For the year ended December 31, 2002
(expressed in thousands of U.S. dollars)

		Non-
	Guarantor	guarantor
	Members	Members	Combined

Cash provided by (used in)
OPERATING ACTIVITIES
Net (loss) income for the year	$6,112	$370	$6,482
Adjustments to reconcile net income to net cash provided by operating activities Minority interest	2,759	—	2,759
Depreciation of property, plant and equipment	3,960	3,030	6,990
Amortization of goodwill	—	—	—
Loss on sale of assets	218	45	263
Gain on sale of assets	(781)	—	(781)
Amortization of deferred financing costs and other non-cash interest	1,342	113	1,455
Unrealized exchange gain on long-term debt and bank indebtedness	(3,665)	—	(3,665)
Changes in non-cash working capital and other non-cash items	5,603	(5,279)	324

	15,548	(1,721)	13,827

INVESTING ACTIVITIES
Acquisitions, net of cash acquired	(1,933)	981	(952)
Purchases of property, plant and equipment	(3,061)	(2,129)	(5,190)
Proceeds on sale of assets	850	1	851
Proceeds on sale of technology	5,000	—	5,000

	856	(1,147)	(291)

FINANCING ACTIVITIES
Net payments on revolving credit facility with CIBC — net	(5,712)	(128)	(5,840)
Proceeds from short-term debt	—	362	362
Payments on long-term debt	(2,811)	(958)	(3,769)
Payments on capital leases	(72)	(460)	(532)
Increase/(decrease) in debt payable to affiliate	(4,303)	4,303	—
Dividends	100	(794)	(694)

	(12,798)	2,325	(10,473)

Effect of exchange rate changes on cash	560	70	630
Increase (decrease) in cash and cash equivalents during the year	4,166	(473)	3,693
Cash and cash equivalents — Beginning of year	4,925	6,804	11,729

Cash and cash equivalents — End of year	$9,091	$6,331	$15,422

Supplemental disclosures:
Cash paid during the year for:
Income taxes	$3,793	$2,239	$6,032

Interest	$17,398	$785	$18,183

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

SUPPLEMENTAL COMBINING STATEMENTS OF CASH FLOWS

For the year ended December 31, 2001
(expressed in thousands of U.S. dollars)

		Non-
	Guarantor	guarantor
	members	Members	Combined

Cash provided by (used in)
OPERATING ACTIVITIES
Net (loss) for the year	$(11,978)	$(3,249)	$(15,227)
Adjustments to reconcile net income to net cash provided by operating activities Minority interest	1,192	—	1,192
Depreciation of property, plant and equipment	4,038	2,887	6,925
Amortization of goodwill	3,229	258	3,487
(Gain) loss on sale of assets	(58)	—	(58)
Amortization of deferred financing costs and other non-cash interest	754	443	1,197
Unrealized exchange loss on long-term debt and bank indebtedness	9,435	(133)	9,302
Changes in non-cash working capital and other non-cash items	(3,097)	(938)	(4,035)

	3,515	(732)	2,783

INVESTING ACTIVITIES
Acquisitions, net of cash acquired	(2,553)	321	(2,232)
Purchases of property, plant and equipment	(998)	(6,727)	(7,725)
Proceeds on disposal of property, plant and equipment	452	—	452

	(3,099)	(6,406)	(9,505)

FINANCING ACTIVITIES
Proceeds from revolving credit facility with CIBC — net	(366)	923	557
Proceeds from long-term debt	—	—	—
Payments on long-term debt	(2,544)	(1,059)	(3,603)
Proceeds from capital leases	—	967	967
Increase/(decrease) in debt payable to affiliate	(2,175)	2,175	—
Increase/(decrease) in capital	(636)	636	—
Dividends	(2,955)	2,955	—

	(8,676)	6,597	(2,079)

Effect of exchange rate changes on cash	200	(189)	11

Increase (decrease) in cash and cash equivalents during the year	(8,060)	(730)	(8,790)
Cash and cash equivalents — Beginning of Year	12,985	7,534	20,519

Cash and cash equivalents — End of year	$4,925	$6,804	$11,729

Supplemental disclosures:
Cash paid during the year for:
Income taxes	$920	$417	$1,337

Interest	$17,774	$866	$18,640

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

SUPPLEMENTAL COMBINING STATEMENTS OF CASH FLOWS

For the year ended December 31, 2000
(expressed in thousands of U.S. dollars)

		Non-
	Guarantor	guarantor
	members	Members	Combined

Cash provided by (used in)
OPERATING ACTIVITIES
Net (loss) income for the year	$(14,392)	$(3,526)	$(17,918)
Adjustments to reconcile net income to net cash provided by operating activities Extraordinary gain on extinguishment of debt	(2,170)	—	(2,170)
Minority interest	272	—	272
Depreciation of property, plant and equipment	7,444	1,116	8,560
Amortization of goodwill	3,303	266	3,569
(Gain) loss on sale of assets	37	(617)	(580)
Amortization of deferred financing costs and other non-cash interest	4,847	133	4,980
Restructuring provision	(1,364)	—	(1,364)
Unrealized exchange loss on long-term debt and bank indebtedness	7,675	129	7,804
Changes in non-cash working capital and other non-cash items	5,692	(427)	5,265

	11,344	(2,926)	8,418

INVESTING ACTIVITIES
Acquisitions, net of cash acquired	(10,291)	—	(10,291)
Purchases of property, plant and equipment	(2,513)	(1,203)	(3,716)
Proceeds on disposal of property, plant and equipment	128	1,403	1,531
Net investment in China JV	(1,408)	—	(1,408)

	(14,084)	200	(13,884)

FINANCING ACTIVITIES
Payments on revolving credit facility with CSFB — net	(12,584)	—	(12,584)
Proceeds from revolving credit facility with CIBC — net	10,045	—	10,045
Proceeds from long-term debt	18,173	6,827	25,000
Payments on long-term debt	—	(7,411)	(7,411)
Financing costs	(1,664)	—	(1,664)
Increase/(decrease) in debt payable to affiliate	10,012	(10,012)	—
Increase in capital	(13,325)	13,325	—
Bond purchase	(6,986)	—	(6,986)
Assumption of cash in (investment in) Trench China	(2,900)	5,169	2,269

	771	7,898	8,669

Effect of exchange rate changes on cash	(339)	(345)	(684)

Increase (decrease) in cash and cash equivalents during the year	(2,308)	4,827	2,519
Cash and cash equivalents — Beginning of year	15,293	2,707	18,000

Cash and cash equivalents — End of year	$12,985	$7,534	$20,519

Supplemental disclosures:
Cash paid during the year for:
Income taxes	$1,949	$78	$2,027

Interest	$17,602	$1,157	$18,759

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Other information:

Analysis of provisions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

Allowance for doubtful accounts
Balance, beginning of period	$843	$2,446	$892
Reversal of accrual to income in Trench UK	—	(1,003)	—
Charged to profit and loss	(265)	(447)	(732)
Adjustment to allowance, net of exchange	1,173	(153)	2,286

Balance, end of period	$1,751	$843	$2,446

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

Provision for inventory obsolescence
Balance, beginning of period	$2,188	$2,320	$1,353
Charged to profit and loss	(534)	(1,044)	(695)
Additional provision, net of exchange	237	912	1,662

Balance, end of period	$1,891	$2,188	$2,320

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

Subsidiary Information

We own, directly or indirectly 100%, of the following companies (except for MWB (Shanghai) Co. Ltd. in China, which is 65% owned and Trench Fushun Bushing Co. Ltd in Fushun, China, which is 65% owned).

Trench Electric BV & Valtimon Holding BV Strawinskylaan 3105 1077ZX Amsterdam, The Netherlands	Trench Limited 71 Maybrook Drive Scarborough, Ontario M1V 4B6 Canada +1 416 298 8108	Trench Germany GmbH Nürnberger Strasse 199 D-96050 Bamberg Germany +49 951 1803 0

Trench Austria GmbH Paschinger Strasse 49 A-4060 Linz-Leonding Austria +43 732 6793 0	Trench Inc. 71 Maybrook Drive Scarborough, Ontario M1V 4B6 Canada +1 416 298 8108	Finatrench (France) SA 112 Avenue Kleber BP 163, Trocadero 75770 Paris, France +33 3 89 70 23 23

Trench Switzerland A.G. Lehenmattstrasse 353 CH 4052, Basel Switzerland +41 61.315 51 11	Trench Electric SA 69 route d’Esch Luxembourg L-2953	Trench France SA 16 rue du Général-Cassagnou 68302 St. Louis, Cedex France +33 3 89 70 23 23

MWB (Shanghai) Co. Ltd. 3658 Jiang Cheng Road Minhang, Shanghai, China 200245 +86 21 6463 3611	Trench (UK) Ltd. South Drive, Hebburn Tyne & Wear England +44 191 483 4711	Trench Brasil Ltda Via Expressa de Contagem, 2685 CEP: 32370-485 Contagem, MG Brasil +55 31 391 5959

Trench Fushun Bushing Co., Ltd Dong Er Dao, Shuncheng District Fushun, Liaoning, 113126 China +86 413 764 4095

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F Equivalent and that it has duly caused the undersigned to sign this annual report on its behalf.

Dated this: 24th March 2003		TRENCH ELECTRIC B.V.

By:

Michael J. Bissell Group Finance Director

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

CERTIFICATIONS

I, Michael J. Bissell, certify that:

1.     I have reviewed this annual report on Form 20-F Equivalent of Trench Electric B.V.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 24, 2003

/s/ Michael J. Bissell

Michael J. Bissell Group Finance Director

TRENCH ELECTRIC B.V. — FORM 20-F Equivalent

CERTIFICATIONS

I, Howard Poulson, certify that:

1.     I have reviewed this annual report on Form 20-F Equivalent of Trench Electric B.V.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 24, 2003

/s/ Howard Poulson

Howard Poulson Chief Executive